Real people. Real results.®

Kendle

Making a world of difference


07050691

Financial Highlights

(In thousands, except per share data)	2006	2005	2004
Net service revenues	$283,471	$202,032	$172,888
Income from operations	20,010	17,243	6,705
Net income	8,530	10,674	3,572
Net income per diluted share	0.58	0.76	0.27
Working capital	56,404	63,992	40,714
Total assets	455,072	184,759	162,680
Shareholders' equity	140,112	122,504	102,775

Annual Report

Corporate Headquarters
1200 Carew Tower, 441 Vine Street, Cincinnati, OH 45202
Tel: 513 381 5550
Fax: 513 381 5870

Regional Contact Centers
North America, Corporate Headquarters: Cincinnati, OH
Tel: +1 513 381 5550

Europe, European Headquarters: Crowthorne, Berkshire, England
Tel: +44 1344 750 225

Asia/Pacific: Melbourne, Australia
Tel: +61 3 9567 7600

Latin America: Mexico City, Mexico
Tel: +52 55 2169 0300

Africa: Johannesburg, South Africa
Tel: +27 11 881 5718

Email: info@kendle.com
www.kendle.com

About Kendle

Kendle (Nasdaq: KNDL) is among the world's leading global clinical research organizations and is the fourth-largest provider of Phase II–IV clinical development services worldwide. We deliver innovative and robust clinical development solutions – from first-in-human studies through market launch and surveillance – to help the world's biopharmaceutical companies maximize product life cycles and grow market share.

Our global clinical development business is focused on five regions – North America, Europe, Asia/Pacific, Latin America and Africa – to meet customer needs. With the expertise of our more than 3,000 associates worldwide, Kendle has conducted clinical trials and provided regulatory and pharmacovigilance services in more than 80 countries. The Company was named "Best Contract Research Organization" in November 2006 by an independent panel for *Scrip World Pharmaceutical News.*

Additional information and investor kits are available upon request from Kendle, 1200 Carew Tower, 441 Vine Street, Cincinnati, OH 45202 or from the Company's Web site at www.kendle.com

To our Shareholders, Customers, Associates and Friends



Candace Kendle, PharmD
Chairman & Chief Executive Officer

2006 was a year of significant achievement and transformation for Kendle as we successfully executed against our global growth plan to deliver improved value for our customers and shareholders.

In June we marked our 25th anniversary in the CRO industry, remaining committed to the same "Real people. Real results.®" philosophy upon which we were founded.

As we marked this exciting milestone celebrating our past, our focus was on positioning our company for the future. On August 16, we completed the acquisition of the Phase II–IV Clinical Services business of Charles River Laboratories International Inc., accelerating our growth and transforming our company into the world's fourth-largest provider of Phase II–IV clinical development services. We proceeded quickly with the integration to significantly strengthen our global expertise and broaden our capacity to deliver in those areas of the world that offer the best opportunity for clinical development.

As a result, we entered 2007 from a position of increased global strength and leadership in a thriving market growing at double-digit rates. Analysts project that the market opportunity for outsourced drug research and development services will reach between $17.8 and $19.6 billion globally in 2007, and between $25.9 and $29.6 billion by 2010.[1] A growing market in combination with our record backlog set us on a course for continued progress against our growth objectives.

Our transformation is the right move for Kendle at the right time. More than any time in the history of the CRO industry, global connectivity and therapeutic depth matter. Over the past decade, patient volumes for clinical trials have risen by about 23 percent, with an average of more than 4,600 volunteers per New Drug Application (NDA) in 2005.[2] Our customers are looking to improve the lives of patients worldwide while searching for efficiency and productivity through global development and regulatory strategies that allow them to commercialize in global markets earlier in their products' life cycles. We believe that as they continue this search they will turn increasingly to large, full-service providers like Kendle who can support their efforts globally across the drug development pipeline.



Christopher C. Bergen
President & Chief Operating Officer

"…we entered 2007 from a position of increased global strength and leadership in a thriving market growing at double-digit rates."

1. Jefferies & Company, Inc., 4Q06 Industry Update, January 24, 2007, and Goldman Sachs, Pharmaceutical Services, January 23, 2007.
2. Business Insights, "Pharma Outsourcing Strategies," April 2006.

> "We ended the year with net service revenues of $283.5 million, up 40 percent from $202.0 million in 2005…"





Demonstrating our increased recognition as a leading global drug development partner, proprietary company quantitative research conducted in 2006 showed that Kendle's reputation as a first choice partner for Phase III studies grew significantly with the company perceived as a top three global CRO in this area.

Our 2006 results reflect the enthusiasm with which our customers are embracing our organizational model. Sales continued to grow above the industry average for the third consecutive year at triple the reported average sector growth rate for Phase I–IV services. Backlog reached an all-time high of $659 million, up 104 percent from 2005. In the year ahead we will continue to strengthen our position to meet the needs of our customers and shareholders through a focus on our corporate imperatives: to drive growth and profitability, to focus on our customer and build our brand, to maximize quality and increase capability and to develop talent and reward performance.

Record business authorizations drive strong revenue growth

Kendle ended 2006 with record backlog and solid growth in net service revenues. Further validating our success across the year, we were named to the S&P SmallCap 600 Index and the Russell 3000 index, both used widely as benchmarks for investment strategies.

We have now delivered record total business authorizations (signed backlog and verbally-awarded business) for nine consecutive quarters – our strongest-ever performance. As a result Kendle was recognized as the 2006 North American Contract Research Organization (CRO) Business Development Strategy Leader of the Year from global growth consulting company Frost & Sullivan.

Our ability to connect experienced resources worldwide across multiple therapeutic areas and geographies continues to result in strong growth in global awards from new and repeat customers. Gross sales for 2006 increased to $487 million, a 48 percent increase over 2005. Kendle is being perceived increasingly as a top-tier global provider, positioned to deliver more services across more regions of the world with broader therapeutic expertise.

We ended the year with net service revenues of $283.5 million, up 40 percent from $202.0 million in 2005 and accelerating us toward our Kendle 500 mid-term revenue goal, which we are on target to achieve in late 2008. GAAP earnings per share for 2006 was $0.58, down from $0.76 in 2005 and short of our and analysts' expectations as a result of several one-time charges. Excluding these charges, proforma (adjusted) earnings per share in 2006 was $1.20, compared with proforma earnings per share of $0.88 in 2005. GAAP operating margin for 2006 was 7.1 percent and 12.0 percent on a proforma basis.[3] Driving operating margins to mid-teen levels in line with our competitors continues to be among our highest priorities.

In 2007, we will build on our backlog to deliver improved value to our customers and shareholders focusing on growth in earnings, revenue and operating margin.

Aligning our growth with customer needs

Biopharmaceutical companies continue to increase their strategic use of outsourced services in Global Clinical Development, Regulatory Affairs, Biometrics and Late Phase, which are Kendle core competencies.

A recent survey of outsourcing/R&D professionals shows a definite shift toward increased R&D spending along with an increased shift toward higher outsourcing levels, with more respondents indicating that 61 to 100 percent of R&D budgets will be outsourced in 2007, up from 41 to 80 percent in 2006. Fifty-five percent of respondents pointed to Phases IIB-IIIB as the phases expected to be outsourced the fastest in the coming years, making a focus on the Phase II to IV space an attractive proposition.[4]

The Kendle growth strategy responds to this opportunity, focusing on increasing our geographic reach and therapeutic depth in all brands across five global regions to meet our customers' increasing demand for large global studies. We continued to execute against this strategy in 2006, building a broader base for global trial delivery and establishing a leadership position in Latin America. The Charles River Clinical Services acquisition has significantly enhanced our ability to meet our customers' needs globally through an expanded infrastructure that provides improved depth across Western and Central and Eastern Europe, broader regional coverage in such important areas as Scandinavia and our first operations

"…we now offer coverage across more Latin American countries than any other global CRO…"







3. For the reconciliation of GAAP to proforma, please see www.kendle.com for February 16, 2007, earnings press release.
4. Jefferies & Company, Inc., March 2007.

in the Southeastern United States. As a result of our acquisition of Latin America CRO IC-Research in early 2006, we now offer coverage across more Latin American countries than any other global CRO, with offices in six major countries representing 80 percent of the region's population. We're everywhere our customers need us to be, with a strong platform in the regions they rate highest in demand – Central and Eastern Europe, Latin America and Asia/Pacific – and future growth planned to offer expanded capacity in critical markets such as Asia/Pacific and Africa.[5]

We entered 2007 from a position of increased therapeutic strength, particularly in ophthalmology, dermatology, cardiovascular and infectious disease, and an increased breadth of experience in such core areas as oncology, central nervous system, endocrinology, gastroenterology, skeletal disease and inflammation and respiratory. Blending therapeutic needs with geographic opportunity offers an exciting future avenue to optimize delivery and reduce timelines.

Looking to the future, technological solutions to accelerate delivery and improve efficiency remain among our highest priorities. Electronic Data Capture (EDC) is becoming increasingly important to our customers as they strive to increase R&D productivity and efficiency. EDC is currently used in approximately 40 percent of new trials and is expected to be used in nearly 70 percent of all new trials by 2012.[6] Kendle has in place the people, standards, business processes and technology to provide EDC solutions that offer faster database lock with better data integrity and competitive cost.

We recognize that continued acceleration of our growth will be key to meeting customer needs, and believe strategic acquisitions that increase capacity in our core Phase I–IV business and expand our service mix will be an important driver of this future growth. In the year ahead we will continue to evaluate acquisition opportunities that meet these criteria and advance the Kendle growth strategy while offering high profitability potential.

Making a world of difference

At Kendle, our passion is bringing new life-enhancing and life-saving medicines to market for the benefit of people worldwide. That's how we make a difference.



"At Kendle, our passion is bringing new life-enhancing and life-saving medicines to market for the benefit of people worldwide."

5. Proprietary Kendle research, 2006.
6. Jefferies & Company, Inc., Phase Forward/EDC Market, December 15, 2006.

66

In 2006 we completed nearly 500 projects and worked with approximately 26 percent more patients than the year before.

99

In 2006 we completed nearly 500 projects and worked with approximately 26 percent more patients than the year before. While all of these projects are significant in some way, some are truly extraordinary. For example, our global training and clinical monitoring services in nine countries in Latin America are supporting the conduct of one of the world's largest Phase III studies (more than 50,000 infants) to test a new vaccine that when implemented universally is predicted to save the lives of 500,000 infants, two million hospitalizations and 100 million doctors visits per year. This particular study has received recognition as Best Research Paper of the Year for 2006 from the distinguished medical science journal, *The Lancet*.

One of our ongoing pregnancy exposure registries – the oldest and largest ever conducted with more than 10,000 patients from 1,700 sites across 51 countries – monitors the safety of all marketed antiretroviral drugs when used in pregnancy and provides critical information to aid clinicians and their patients in making informed decisions about the benefits and potential risks of using these drugs during pregnancy.

And, we're currently involved in a program of studies that if positive and submitted to the FDA will bring the first approval in 10 years of a drug for patients with Cystic Fibrosis, an area of high, unmet medical need. Kendle has been pivotal in the analysis and reporting of these studies. Recruitment was faster than expected and so to achieve the short timelines our internal strategy and collaboration with the customer have been key to successful and timely reporting.

> 66
> Kendle also was recognized in late 2006 as the 'Best Clinical Research Organization'…
> 99



Behind our success on these and other studies is our "Real People. Real Results.®" philosophy, which connects our expertise around the world to deliver proactive and innovative solutions to our customers' individual clinical development challenges. Our personal approach is led by our project leaders – experienced scientists and clinical development professionals who are at the heart of delivery and work closely with our customers to advance their clinical goals. They manage multifunctional global teams, drawing on an international network of local and regional experts on the ground who offer extensive knowledge of local regulatory and drug development requirements to accelerate the clinical development process.

It is this personal approach that is earning Kendle widespread recognition – from customers and distinguished organizations in our industry. In 2006 we were recognized by Pfizer as its Development Operations Strategic Supplier, the first award it has given recognizing the CRO that best demonstrates consistent performance and excellence in the areas of quality, service delivery and reliability, innovation and business processes and customer service and responsiveness.

Kendle also was recognized in late 2006 as the "Best Clinical Research Organization" by a distinguished panel of pharmaceutical industry executives for *Scrip World Pharmaceutical News*. The panel chose Kendle from among leading global CROs, citing our *"success in building trust and solid working relationships and development of proactive and innovative strategies"* as key reasons for our selection.

Finally, we are proud of our associates whose contributions to the advancement of our industry sharpen our competitive edge and demonstrate the world-class capabilities we provide to advance our customers' clinical development goals. William Sietsema, PhD, Vice President, U.S. Regulatory Consulting and Submissions and a published author on clinical development best practices was recognized in February by the biopharmaceutical industry publication *R&D Directions* as one of the top 20 scientists in research and development. This distinguished group contains two Nobel Prize winners and only three CRO honorees, of which Dr. Sietsema is one.

These prestigious awards underscore our continued commitment and dedication to our customers and to supporting their efforts in making a difference to the quality of life for people across the world.

Real people focus

2006 was truly an exciting time for our leadership team as they guided us through the acquisition and integration of Charles River Clinical Services while driving strong sales and revenue growth. We continue to build on this proven and seasoned group through the addition of industry-leading experts to guide our global growth. Sylva Collins, PhD, a recognized thought leader in the Electronic Data Capture (EDC) field with nearly three decades of drug development experience, joined us late in the year as Vice President, Global Biometrics. Her extensive EDC experience will be a significant asset. Earlier this year, we announced the promotion of Martha Feller, PhD, as Senior Vice President, Global Clinical Development, to drive continued growth in our Phase II–III Global Clinical Development business. Dr. Feller has been a key member of our senior management team since 2004 and we look forward to her continued leadership. Finally, Karen Crone joined us earlier in the year as Vice President, Global Human Resources, bringing extensive expertise in global workforce planning to lead our recruitment and retention initiatives as we focus on expanding our pool of best-in-class professionals.

We recognize that the strength of our leadership team is key to the ongoing growth and success of our global organization. To this end, we will continue programs and initiatives to empower experienced senior-level associates from across our organization who have been tapped as future leaders. Our focus over this year will be on providing them with the training and career development opportunities they need to be successful and take Kendle to the next level.

We recognize and value our associates across the globe – as clinical development professionals and as individuals. Further demonstrating our commitment to our "Real People" culture, Kendle is undertaking a corporate-wide initiative in 2007 that will focus on providing personal health and wellness programming opportunities for our associates at work. Our goal is to provide a home for our associates to build their clinical development careers and to establish Kendle as the employer of choice in the clinical development industry.

“We recognize that the strength of our leadership team is key to the ongoing growth and success of our global organization.”







Moving ahead

There is no doubt this has been a phenomenal year for Kendle. With a broadened portfolio of Phase I–IV clinical development services, an expanded infrastructure for delivery of global trials and enhanced scientific and therapeutic expertise we are in an excellent position to capitalize on the market opportunities that lie ahead.

In 2007, our 10th year as a publicly-held company, we will focus on delivering improved value to our customers and shareholders through four strategic initiatives:

1. Increasing breadth and depth in all brands across five regions, better positioning our organization to take on increasingly large and complex clinical trials and expanding our capabilities in high-growth regions such as Africa and Asia/Pacific.
2. Building global connectivity by working collaboratively across our organization to deliver truly integrated Phase I–IV solutions that maximize efficiencies and add value for our customers.
3. Improving leverage and efficiency through continued integration of our operating processes and implementation of best practices to drive greater profitability for our shareholders. The integration of the Charles River Clinical Services organization, well underway and proceeding on schedule and on budget, will continue to be a key strategic priority for 2007.
4. Setting the stage for business mix expansion, in adjacent areas that enhance our value as a global drug development partner and provide high-growth and profitability potential.



“There is no doubt this has been a phenomenal year for Kendle.”





66

…we thank each of you who has supported Kendle through your business, dedication and investment…

99

With such a strong platform upon which to drive new growth, we are excited about the year ahead. As we move forward, we will not lose sight of the fact that the support and commitment of our customers, our shareholders and our Board of Directors has been, and will continue to be, instrumental to our success. In particular, we would like to thank Robert C. Simpson who has served as a member of our Board since 2001 and has decided not to seek re-election. We are grateful for his years of service to Kendle and wish him all the best.

Finally, we acknowledge that none of our achievements would have been possible without the continued contributions of our associates who are committed to making a difference through the development of medicines and therapies to improve the health and quality of life for patients around the world. They are the foundation of our success and the key to our future.

In closing, we thank each of you who has supported Kendle through your business, dedication and investment and look forward to you continuing with us on this journey.

With warmest regards,




Candace Kendle, PharmD
Chairman & Chief Executive Officer

Christopher C. Bergen
President & Chief Operating Officer



Leadership Team
















Candace Kendle, PharmD*
Chairman & CEO (1)

Christopher C. Bergen*
President & COO (2)

Karl "Buzz" Brenkert III*
Senior Vice President, CFO & Secretary (3)

Simon S. Higginbotham*
Vice President & CMO (4)

Martha R. Feller, PhD*
Senior Vice President, Global Clinical Development (5)

Melanie A. Bruno, PhD
Vice President, Regulatory Affairs and Quality (6)

Sylva H. Collins, PhD
Vice President, Biometrics (7)

Karen L. Crone
Vice President, Global Human Resources (8)

Anthony L. Forcellini
Vice President, Strategic Development and Treasurer (9)

Cynthia L. Verst, PharmD, MS
Vice President, Late Phase (10)

Gary M. Wedig
Vice President & CIO (11)

*Executive Officers

Board of Directors

Candace Kendle, PharmD
Chairman of the Board & CEO

Christopher C. Bergen
President & COO

Robert R. Buck
President & CEO,
Beacon Roofing Supply, Inc.

Robert C. Simpson*
Retired, Group President & Director,
West Pharmaceuticals Services Inc.

Donald C. Harrison, MD
Senior Vice President & Provost
for Health Affairs Emeritus,
University of Cincinnati

G. Steven Geis, PhD, MD
Retired, Group Vice President;
Arthritis, Cardiovascular and
Oncology Clinical Development,
Pharmacia & Upjohn Company

Timothy E. Johnson, PhD
President, Johnson Investment Counsel, Inc.
and Professor of Finance,
University of Cincinnati

Frederick A. Russ, PhD
Senior Vice Provost,
University of Cincinnati

*Will not stand for re-election at the Annual Meeting of Shareholders



Financial Review

Selected Financial Data

(In thousands, except per share data) For the years ended December 31, Consolidated statements of operations [1]	2006	2005	2004	2003	2002
Net service revenues	$ 283,471	$ 202,032	$ 172,888	$ 156,221	$ 165,173
Reimbursable out-of-pocket revenues	90,465	48,607	42,980	53,436	48,841
Total revenues	373,936	250,639	215,868	209,657	214,014
Cost and expenses:					
Direct costs	152,826	108,582	96,909	91,133	98,438
Reimbursable out-of-pocket costs	90,465	48,607	42,980	53,436	48,841
Selling, general and administrative	91,796	68,216	59,797	52,402	48,646
Depreciation and amortization	10,403	7,991	9,175	9,057	8,347
Employee severance and office consolidation costs	236	–	302	1,468	408
Intangible impairment charge	8,200	–	–	–	67,745
Total costs and expenses	**353,926**	**233,396**	**209,163**	**207,496**	**272,425**
Income (loss) from operations	20,010	17,243	6,705	2,161	(58,411)
Other income (expenses):					
Interest income	1,939	1,019	400	334	534
Interest expense	(6,781)	(460)	(776)	(1,039)	(1,219)
Other	(1,795)	(287)	(873)	(725)	(61)
Investment impairment	–	–	–	(405)	(1,938)
Gain on debt extinguishment	–	300	597	558	–
Total other income (expenses)	(6,637)	572	(652)	(1,277)	(2,684)
Income (loss) before income taxes	13,373	17,815	6,053	884	(61,095)
Income taxes	4,843	7,141	2,481	2,574	(6,295)
Net income (loss)	**$ 8,530**	**$ 10,674**	**$ 3,572**	**$ (1,690)**	**$ (54,800)**
Income (loss) per share data					
Basic:					
Net income (loss) per share	$ 0.60	$ 0.79	$ 0.27	$ (0.13)	$ (4.30)
Weighted average shares	14,323	13,572	13,166	12,973	12,734
Diluted:					
Net income (loss) per share	$ 0.58	$ 0.76	$ 0.27	$ (0.13)	$ (4.30)
Weighted average shares	14,762	14,120	13,391	12,973	12,734
Consolidated balance sheet data [1]					
Working capital	$ 56,404	$ 63,992	$ 40,714	$ 38,523	$ 41,451
Total assets	455,072	184,759	162,680	154,415	155,397
Total short and long-term debt	200,099	4,572	9,853	15,503	21,236
Total shareholders' equity	140,112	122,504	102,775	96,369	94,360

1. From 2002 to 2006, the Company made four acquisitions. See Note 13 to the Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The information set forth and discussed below is derived from the Company's Consolidated Financial Statements and the related notes thereto, which are included herein, and should be read in conjunction therewith.

Company Overview

Kendle International Inc. (the Company) is a global clinical research organization (CRO) that delivers integrated Phase I-IV global clinical development services to the biopharmaceutical industry. The Company operates in North America, Europe, Asia/Pacific, Latin America and Africa. In the first quarter of 2006, the Company reorganized its business into two reportable segments: Early Stage and Late Stage. The Early Stage business currently focuses on the Company's Phase I operations, while Late Stage is comprised of contract services related to Phase II through IV clinical development, regulatory affairs and biometrics offerings. The Company aggregates its clinical development operating unit, regulatory affairs operating unit, and biometrics operating unit into the Late Stage segment under the aggregation criteria in Statement of Financial Accounting Standards No. 131. The aggregation criteria met includes a similar nature of services provided, a similar type of customer, similar methods used to distribute services, similar economic characteristics and a similar regulatory environment. Previously the Company had been managed in one reportable segment. The changes represent only reclassifications between segments and do not change the Company's consolidated net service revenues, operating income, identifiable assets, capital expenditures and depreciation expense as reported in previous quarterly and annual filings. The effects of the segment restatements on previously reported historical results are included in the footnote. All operating segment information from prior periods presented in this document reflects the impact of segment reclassifications.

The Company's contracts are generally fixed price, with some variable components, and range in duration from a few months to several years. A contract typically requires a portion of the contract fee to be paid at the time the contract is entered into, and the balance is received in installments over the contract's duration, in most cases on a milestone-achievement basis. Net service revenues from contracts are generally recognized on the percentage of completion method, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustments to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. When estimates indicate a loss, such loss is provided in the current period in its entirety. The Company also performs work under time-and-materials contracts, recognizing revenue as hours are worked based on the hourly billing rates for each contract. Additionally, the Company recognizes revenue under units-based contracts as units are completed multiplied by the contract per-unit price. Finally, at one of the Company's subsidiaries, the contracts are of a short-term nature and revenue is recognized under the completed contract method of accounting.

The Company's customers from time to time request changes in the scope of services to be provided under a contract. A customer could request a reduction in scope at any time. Additionally, a customer could request an increase in scope or there could be a change in the contract assumptions underlying the fixed costs. In such event, the parties will begin negotiating a contract amendment. During this negotiation period, the Company may or may not begin work on the out-of-scope services. The Company uses all reasonable efforts to delay performing out-of-scope activities until the contract amendment is signed. However, there are some circumstances in which out-of-scope activities must commence before the contract amendment is signed in order to meet project deliverables.

The Company incurs costs, in excess of contract amounts, in subcontracting with third-party investigators as well as other out-of-pocket costs. These out-of-pocket costs are reimbursable by the Company's customers. The Company includes amounts paid to investigators and other out-of-pocket costs as reimbursable out-of-pocket revenues and reimbursable out-of-pocket expenses in the Consolidated Statements of Operations. In certain contracts, these costs are fixed by the contract terms, so the Company recognizes these costs as part of net service revenues and direct costs.

Direct costs consist of compensation and related fringe benefits for project-related associates, unreimbursed project-related costs and an allocation of indirect costs including facilities, information systems and other costs. Selling, general and administrative (SG&A) expenses consist of compensation and related fringe benefits for sales and administrative associates and professional services, as well as unallocated costs related to facilities, information systems and other costs.

Depreciation and amortization expenses consist of depreciation and amortization costs recorded on a straight-line method over the useful life of the property or equipment and internally developed software. Intangible assets with indefinite useful lives are reviewed at least annually for impairment. In 2006, the Company recorded an $8.2 million impairment charge on a $15.0 million customer relationship intangible asset that had been classified as an indefinite-lived intangible. The Company reviewed the facts and circumstances surrounding the intangible and has determined that the life of the intangible is no longer indefinite. The Company has assigned a 23-year life to the remaining $6.8 million value of the intangible and will begin amortizing in 2007.

Acquisitions

In April 2006, the Company completed its acquisition of Latin America CRO International Clinical Research Limited ("IC-Research") and related companies. IC-Research is a leading CRO in Latin America with operations in Argentina, Brazil, Chile and Colombia. The acquisition supports the Company's goal of strategic business expansion and diversification in high-growth regions to deliver global clinical trials for its customers. The acquisition closed in April 2006. The aggregate purchase price was approximately $927,000 in cash, including acquisition costs and net of cash acquired. In addition, there is an earnout provision, with a maximum additional amount to be paid of $260,000 as well as an additional contingent payment of $100,000.

In August 2006, the Company acquired the Phase II-IV Clinical Services business of Charles River Laboratories International, Inc. ("CRL Clinical Services"). The acquisition is expected to strengthen the Company's position as one of the leading global players in the clinical development industry, adding therapeutic expertise, diversifying its customer base and expanding its capacity to deliver large global trials. The purchase price per the purchase agreement was approximately $215 million in cash plus a working capital adjustment in which the Company pays for any working capital in excess of $2.0 million. The total preliminary purchase price, including acquisition costs, was approximately $231 million, net of cash acquired. The working capital adjustment is preliminary and subject to change. The acquired business is part of the Company's Late Stage segment. The Company financed the purchase with $200 million in term debt as well as its existing cash and proceeds from available-for-sale securities.

The results of operations for these acquisitions are included in the Company's Consolidated Statements of Operations from the dates of acquisition.

Results of Operations

Year Ended December 31, 2006, Compared With Year Ended December 31, 2005

Net service revenues increased 40% to $283.5 million for 2006 from $202.0 million in 2005. The 40% increase includes a 1% increase due to the impact of foreign currency exchange rate fluctuations. Of the 40% increase in net service revenues, approximately 23% resulted from organic growth with the remainder of the growth due to the Company's acquisitions, primarily the August acquisition of CRL Clinical Services.

Net services revenues in the Early Stage segment were approximately $23.3 million in 2006 and $24.0 million in 2005, Net service revenues at the Company's Phase I unit in Morgantown, West Virginia declined by approximately $475,000 with the remainder of the decline at the Company's Phase I unit in The Netherlands. Net services revenues in the Late Stage segment grew by approximately 46% to $255.0 million in 2006 from $174.6 million in 2005. This growth was driven by an expanded customer base as well as the Company's ability to secure additional large, global studies in 2006.

Net service revenues in North America and Europe increased by 41% and 38%, respectively, in 2006 compared to 2005 due to strong demand in Phase II-IV services, an increased customer base and the impact of the CRL Clinical Services acquisition. Net services revenues in Latin America increased by approximately 95% to $10.2 million due to the April IC-Research acquisition and the increased demand for work out of the Company's Mexico office as the Company continues to grow its data management services in Mexico.

Approximately 45% of the Company's net service revenues in both 2006 and 2005 were derived from its operations outside of North America. Revenues from the Company's top five customers accounted for approximately 28% and 34% of net service revenues in 2006 and 2005, respectively. Net service revenues from Pfizer Inc. accounted for approximately 12% of the total 2006 net service revenues as compared to 15% for 2005. The Company's net service revenues from Pfizer Inc. are derived from numerous projects that vary in size, duration and therapeutic indication. No other customer accounted for more than 10% of the Company's net service revenues in either 2006 or 2005.

Reimbursable Out-of-Pocket Revenues

Reimbursable out-of-pocket revenues fluctuate from period to period due primarily to the level of investigator activity in a particular period. Reimbursable out-of-pocket revenues increased 86% to $90.5 million in 2006 from $48.6 million in 2005. Approximately 26% of the growth in reimbursable out-of-pocket revenues was due to growth from the CRL Clinical Services acquisition. The remainder of the increase is due primarily to an increase in the number of studies in which the Company is administering investigator payments as well as to an increase in size of those studies.

Operating Expenses

Direct costs increased by 41% from $108.6 million in 2005 to $152.8 million in 2006, including a 22% increase in direct costs due to the acquisition of CRL Clinical Services. The increase in direct costs corresponds to the increase in net service revenues. The Company increased the use of outside contractors in 2006 to support the increase in project work. Direct costs as a percentage of net service revenues were 53.9% and 53.7% in 2006 and 2005, respectively. Direct costs as a percentage of revenues in the Early Stage segment increased from 56.1% in 2005 to 58.8% in 2006. The increase in direct costs as a percentage of Early Stage segment revenues is due to increasing fixed costs at the Early Stage facilities, primarily increased personnel costs, without a corresponding increase in revenue. Billable headcount at the Early Stage facilities increased by approximately 10% from 2005 to 2006. Direct costs as a percentage of net services revenues in the Late Stage segment were 53.5% in 2006 compared to 53.4% in 2005.

Reimbursable out-of-pocket costs fluctuate from period to period due primarily to the level of investigator activity in a particular period. Reimbursable out-of-pocket costs increased 86% to $90.5 million in 2006 from $48.6 million in 2005. Approximately 26% of the growth in reimbursable out-of-pocket costs was due to growth from the CRL Clinical Services acquisition. The increase is due primarily to an increase in the number of studies in which the Company is administering investigator payments as well as an increase in size of those studies.

Selling, general and administrative expenses increased by 35%, including a 14% increase due to the acquisition of CRL Clinical Services, to $91.8 million in 2006 from $68.2 million in 2005. Primary reasons for the increase in SG&A costs included increases in employee-related costs such as increased salaries, profit-sharing accrual and sales commissions. In addition, recruiting and retention costs increased, including recruiting costs of approximately $1.3 million in 2006 to recruit certain executive positions, project leaders and clinical research associates. Also, the Company recorded approximately $1.2 million in expenses related to the integration of the CRL Clinical Services acquisition and an additional $794,000 in severance costs related primarily to the acquisition. Finally, the Company recorded stock-based compensation of approximately $1.5 million in 2006 due to the adoption of Statement of Financial Accounting Standards FAS 123(R). In fourth quarter 2005, the Company recorded a bad debt reserve of approximately $1.7 million associated with one study being managed out of the Company's offices in the United Kingdom. Selling, general and administrative costs as a percentage of net services revenues were 32.5% in 2006 compared to 33.8% in 2005.

In 2006, the Company recorded an $8.2 million impairment charge on a $15 million customer relationship intangible asset that was acquired in the Company's 2002 acquisition of Clinical and Pharmacologic Research, Inc. (CPR) in Morgantown, West Virginia. The intangible asset represents one customer relationship which due to its characteristics was considered to have an indefinite life and was subject to annual impairment testing. The fair value of the intangible at December 31, 2006, was calculated by using a discounted cash flow model. Due to declining revenue in 2006 from this customer at the Morgantown facility as well as budgeted revenues for 2007 and future projected revenues that are at lesser levels than historically experienced from this customer, the Company determined that the customer relationship was impaired. As a result of this impairment charge, the Company has assigned a 23-year useful life to the customer relationship and will begin amortizing this intangible in 2007.

Depreciation and amortization increased by $2.4 million, or 30%, in 2006, from $8.0 million in 2005 to $10.4 million in 2006. This increase was due to increased amortization of acquired-intangibles as well as increased depreciation on fixed asset purchases.

Income from operations for 2006 increased to $20.0 million or 7.1% of net service revenues up from $17.2 million or 8.5% of net services revenues for 2005. Income from operations from Kendle's Early Stage segment was a negative $2.5 million in 2006 due to an $8.2 million impairment charge on a customer relationship intangible asset acquired in the Company's 2002 acquisition of a Phase I unit in Morgantown, West Virginia. Including the $8.2 million impairment charge (which was 35.2% of Early Stage net service revenues) income from Early Stage operations was negative 10.6% of Early Stage net services revenues for 2006 compared to income from Early Stage operations of 31.9% of Early Stage net service revenues for 2005. The decrease in operating margin as a percentage of net service revenue was also driven by study delays at the Company's Phase I unit in Morgantown, West Virginia, resulting in a lower revenue base to absorb fixed costs.

Income from operations from the Company's Late Stage segment increased $28.8 million, or 78%, to $65.8 million or 25.8% of Late Stage net service revenues for 2006 up from approximately $37.0 million or 21.2% of net service revenues for the corresponding period in 2005. Growth in the Late Stage segment was driven by strong performance in both Europe and the Americas as well as the acquisition of CRL Clinical Services. In the second quarter of 2006, the Company recorded a charge to provide additional study services to resolve non-medical customer concerns over one study. The charge reduced revenue by approximately $800,000 and increased direct costs by approximately $700,000.

Other Income

Total other income (expense) was expense of $6.6 million in 2006 compared to income of approximately $0.6 million in 2005. In 2006, the Company incurred interest expense of approximately $6.8 million compared to expense of approximately $460,000 in 2005. The increased interest expense is a result of the interest on the $200 million in debt used to finance the August acquisition of CRL Clinical Services. In 2006 the Company recorded foreign currency transaction losses of approximately $1.6 million as a result of fluctuations between the British Pound and the Euro and between the U.S. dollar and either the Euro or the British Pound. These transaction losses are due to the Company's holding assets in a currency other than the functional currency of the reporting location and are increased partially due to the acquisition of CRL Clinical Services as the acquired European subsidiaries maintain significant dollar denominated assets. In 2005, these foreign currency transaction losses were approximately $79,000. In 2005, the Company made a final partial early repayment on its convertible note and recorded a gain of approximately $300,000. Interest income in 2006 was approximately $1.9 million compared to approximately $1.0 million in 2005. The increased interest income is due to larger cash and investment balances in the first seven months of 2006 as well as increased interest rates.

Income Taxes

The Company recorded tax expense at an effective rate of approximately 36% in 2006 compared to approximately 40% in 2005. The drop in the income tax rate in 2006 is due to the distribution of income among the Company's non-U.S. subsidiaries as well as a drop in state and local taxes in 2006. In the second quarter of 2005, the Company recorded a one-time, non-cash charge of approximately $1.2 million, net of federal income tax effect, to reflect the write-off of deferred state income tax assets due to a change in Ohio state tax law enacted on June 30, 2005. The one-time charge results from adoption of a comprehensive change in Ohio corporate tax laws that provides for the phase-in of a Commercial Activities Tax (CAT) on gross receipts. Concurrent with the phase-in of the CAT, the Ohio income tax, net worth tax and personal property tax will be phased out. In the fourth quarter of 2006, the Company recorded a tax charge of approximately $921,000 related to the tax effect of a dividend declared in the course of setting up an intercompany note between the Company's German and U.S. entities. In 2006, the Company also recorded a valuation allowance of approximately $230,000 related to state and local net operating loss carryforwards. In the fourth quarter of 2005, the Company reversed a previously established valuation allowance of $820,000 associated with future tax benefits in The Netherlands. Because Kendle operates on a global basis, the effective tax rate may vary from year to year based on the locations that generate the pre-tax earnings.

Net Income

The net income for 2006, including the effects of the stock-based compensation, amortization of 2006 acquired intangibles, severance costs, acquisition-related expenses, the intangible impairment charge and state tax valuation allowances (items totaling approximately $9.2 million, or $0.62 per diluted share) was approximately $8.5 million, or $0.58 per diluted share and $0.60 per basic share. The net income for 2005, including the effects of the bad debt reserve, the reversal of the tax valuation allowance, the gain on debt extinguishment and the write-off of the deferred state income taxes (items totaling approximately $1.8 million, or $0.12 per diluted share) was approximately $10.7 million or $0.76 per diluted share and $0.79 per basic share.

Year Ended December 31, 2005, Compared With Year Ended December 31, 2004

Net service revenues increased 17% to $202.0 million for 2005 from $172.9 million in 2004. Foreign currency exchange rate variances had minimal impact on revenue. The 17% increase in net service revenues resulted entirely from organic growth. Net service revenues in North America increased by 15% in 2005 compared to 2004 due to strong demand for Late Stage services and an increased customer base. Net services revenues in Europe increased by 24% in 2005 compared to 2004, including revenue growth of approximately 58% at the Company's Phase I unit in The Netherlands due to continued increased customer demand for Early Stage services in 2005.

Net service revenues in the Early Stage segment grew by approximately 32%, or $5.8 million, in 2005 compared to 2004. The growth in Early Stage revenues was primarily due to the growth at the Company's Phase I unit in The Netherlands as global demand for Phase I services increased in 2005. Net service revenues in the Late Stage segment grew by approximately 16%, or $23.6 million, in 2005 compared to 2004. The growth in Late Stage net service revenues was due to strong growth in both Europe and North America as the Company expanded its customer base and increased the size of its project portfolio.

Approximately 43% of the Company's net service revenues in 2005 were derived from its operations outside of North America as compared to 41% in 2004. Revenues from the Company's top five customers accounted for approximately 34% and 39% of net service revenues in 2005 and 2004, respectively. Net service revenues from Pfizer Inc. accounted for approximately 15% of the total 2005 net service revenues as compared to 20% for 2004. The Company's net service revenues from Pfizer Inc. are derived from numerous projects that vary in size, duration and therapeutic indication. No other customer accounted for more than 10% of the Company's net service revenues in either 2005 or 2004.

Reimbursable Out-of-Pocket Revenues

Reimbursable out-of-pocket revenues fluctuate from period to period due primarily to the level of investigator activity in a particular period. Reimbursable out-of-pocket revenues increased 13.1% to $48.6 million in 2005 from $43.0 million in 2004. The increase is due primarily to an increase in the number of contracts in which the Company is administering payments to investigators on behalf of the Company's customers.

Operating Expenses

Direct costs increased by 12% from $96.9 million in 2004 to $108.6 million in 2005. Foreign currency exchange rate variances had minimal impact on direct costs. The increase in direct costs corresponds to the increase in net service revenues. The Company increased the use of outside contractors in 2005 to support the increase in project work. Direct costs as a percentage of net service revenues were 53.7% and 56.1% in 2005 and 2004, respectively. The decrease in direct costs as a percentage of net service revenues is attributable primarily to increased utilization of billable employees as well as an increased revenue base to absorb fixed costs.

Reimbursable out-of-pocket costs fluctuate from period to period due primarily to the level of investigator activity in a particular period. Reimbursable out-of-pocket costs increased 13.1% to $48.6 million in 2005 from $43.0 million in 2004. The increase is due primarily to an increase in the number of contracts in which the Company is administering payments to investigators on behalf of the Company's customers.

Selling, general and administrative expenses increased by 14% to $68.2 million in 2005 from $59.8 million in 2004. Foreign currency exchange rate variances had minimal impact on SG&A expenses. Primary reasons for the increase in SG&A costs included increased costs related to the Company's marketing initiative and increases in employee-related costs, including increases in profit-sharing accrual, sales commissions and recruiting and retention efforts. In addition, in the fourth quarter of 2005, the Company recorded a bad debt reserve of approximately $1.7 million associated with one study being managed out of the Company's offices in the United Kingdom. Selling, general and administrative costs as a percentage of net services revenues were 33.8% in 2005 compared to 34.6% in 2004.

Depreciation and amortization decreased by $1.2 million in 2005, or 13% from 2004. This decrease was due to a reduction in depreciation expense as fixed assets approached the end of their depreciable life as well as a slowdown in additions to fixed assets as compared to prior periods.

In the first quarter of 2004, to align the Company's resources to meet customer need and demand projections, the Company implemented a workforce realignment plan, which resulted in a pre-tax charge of approximately $254,000 for severance and outplacement benefits. In the second quarter of 2004, the Company incurred an additional $48,000 in costs related to this workforce realignment plan. This workforce realignment plan affected approximately 3 percent of the Company's North American workforce. All amounts related to this plan were paid in the second quarter of 2004 and no amounts remained accrued at December 31, 2004. No similar charge existed in 2005.

Income from operations increased by $10.5 million, or approximately 157%, from $6.7 million in 2004 to $17.2 million in 2005. Income from operations from the Early Stage segment grew to $7.6 million in 2005 from $5.2 million in 2004. The increase in income from operations in the Early Stage segment was due to growth in income from operations at the Company's Phase I operation in The Netherlands offset by a decrease of approximately $500,000 in operating income at the Company's Phase I operation in Morgantown, West Virginia. The decrease in operating income at the Morgantown location was due to a smaller revenue base to absorb direct costs due to study delays at the unit. Income from operations from the Late Stage segment grew by approximately $11.4 million, or 45%, to $37.0 million in 2005 from $25.6 million in 2004. Growth in income from operations occurred in both North America and Europe due to an expanded revenue base to cover costs. Income from operations in the Late Stage segment was approximately 21% of net service revenues in 2005 compared to 17% of net service revenues in 2004.

Other Income

Total other income (expense) was income of $0.6 million in 2005 compared to an expense of approximately $0.7 million in 2004. In 2005 the Company recorded foreign currency transaction losses of approximately $79,000 as a result of fluctuations between the British Pound and the Euro and between the U.S. dollar and either the Euro or the British Pound. In 2004, these foreign currency transaction losses were approximately $591,000. In 2005, the Company made a final partial early repayment on its convertible note and recorded a gain of approximately $300,000. Similar payments in 2004 resulted in gains of approximately $597,000. Interest income in 2005 was approximately $1.0 million compared to approximately $400,000 in 2004. The increased interest income is due to larger cash and investment balances in 2005 as well as increased interest rates. Interest expense decreased to approximately $460,000 in 2005 compared to $776,000 in 2004 due to lower debt balances outstanding in 2005.

Income Taxes

The Company recorded tax expense at an effective rate of approximately 40% in 2005 compared to approximately 41% in 2004. In the second quarter of 2005, the Company recorded a one-time, non-cash charge of approximately $1.2 million, net of federal income tax effect, to reflect the write-off of deferred state income tax assets due to a change in Ohio state tax law enacted on June 30, 2005. The one-time charge results from adoption of a comprehensive change in Ohio corporate tax laws that provides for the phase-in of a Commercial Activities Tax (CAT) on gross receipts. Concurrent with the phase-in of the CAT, the Ohio income tax, net worth tax, and personal property tax will be phased out. In the fourth quarter of 2005, the Company reversed a previously established valuation allowance of $820,000 associated with future tax benefits in The Netherlands. Because Kendle operates on a global basis, the effective tax rate may vary from year to year based on the locations that generate the pre-tax earnings.

Net Income

The net income for 2005, including the effects of the bad debt reserve, the reversal of the tax valuation allowance, the gain on debt extinguishment and the write-off of the deferred state income taxes (of approximately $1.8 million, or $0.12 per share) was approximately $10.7 million or $0.76 per diluted share and $0.79 per basic share. The net income for 2004, including the effects of the severance charge and gain from debt extinguishment (of approximately $177,000 or $0.02 per share), was approximately $3.6 million or $0.27 per basic and diluted share.

Liquidity and Capital Resources

In 2006, cash and cash equivalents decreased by $17.5 million as a result of cash provided by operating activities of $17.6 million offset by cash used in investing activities of $230.0 million and cash provided by financing activities of $194.0 million. In addition, the Company has restricted cash of approximately $2.4 million, which represents cash received from customers that is segregated in a separate Company bank account and available for use only for specific project-related expenses, primarily investigator fees, upon authorization from the customer.

Net cash provided by operating activities consisted primarily of net income increased by non-cash adjustments (primarily depreciation and amortization). The change in net operating assets used $8.0 million in cash in 2006, primarily due to an increase in accounts receivable and unbilled services, partially offset by an increase in advanced billings and accrued liabilities. The change in net operating assets provided $3.4 million in cash during 2005, due primarily to an increase in advanced billings and accrued liabilities offset by an increase in accounts receivable. Fluctuations in accounts receivable and advance billings occur on a regular basis as services are performed, milestones or other billing criteria are achieved, invoices are sent to customers and payments for outstanding accounts receivable are collected from customers. Accounts receivable, net of advance billings, increased from $33.2 million at December 31, 2005, to $60.3 million at December 31, 2006. Approximately $12.7 million of the 2006 increase in net accounts receivable was due to the acquisition of CRL Clinical Services.

Cash flows from investing activities for the year ended December 31, 2006, consisted primarily of $231.9 million in cash used for the acquisitions of CRL Clinical Services and IC-Research and capital expenditures of $8.8 million partially offset by net proceeds from the sale and maturity of available-for-sale securities of $10.8 million. Cash flows from investing activities for the year ended December 31, 2005, consisted primarily of capital expenditures of $5.0 million, primarily for the purchase of new computer equipment and software for newly hired employees.

Cash flows from financing activities for the year ended December 31, 2006, consisted primarily of gross proceeds from note payable of $200.0 million and proceeds from stock option activity of $3.5 million partially offset by payments on debt of $4.3 million and debt issuance costs of $5.6 million. Cash flows from financing activities for the year ended December 31, 2005, consisted primarily of proceeds from stock option exercises offset by payments under the Company's credit facility of $2.9 million and a partial repayment of the Company's convertible debt of $1.2 million.

The Company had no available-for-sale securities at December 31, 2006, and available-for-sale securities of $10.7 million at December 31, 2005.

Cash used for capital expenditures was $8.8 million, $5.0 million and $5.3 million in 2006, 2005 and 2004, respectively.

In August 2006, in conjunction with its acquisition of CRL Clinical Services, the Company entered into a new credit agreement (the "Facility"). The Facility is comprised of a $200 million term loan that matures in August 2012 and a $25 million revolving credit loan that expires in August 2011. The Company has the right to request an increase of up to $15.0 million in the revolving loan amount. The Company also maintains an existing $5.0 million Multicurrency Facility that is renewable annually and is used in connection with the Company's European operations.

The term loan has mandatory principal payments of $500,000 per quarter beginning with the fourth quarter of 2006. In addition, at the end of each fiscal year commencing with the fiscal year ending December 31, 2007, the Company must prepay 50% of its excess cash flow for the year (as defined in the Facility).

Interest on the term loan is variable based on a LIBOR rate plus an applicable margin. The applicable margin is currently at 2.75% and will vary based on the leverage ratio (as defined in the agreement) of the Company. The interest rate in effect on the term loan for the fourth quarter of 2006 was approximately 8.10%. Within 210 days of the closing of the credit agreement (by March 16, 2007), the Company must enter into a hedge agreement to fix the interest rate on at least 40% of the outstanding amount of the term loan for a minimum of three years. The original agreement mandated that the Company obtain interest rate protection in 120 days, but this date was amended to 210 days. As of December 31, 2006 the Company had not entered into a hedge agreement, but in February 2007 the Company entered into a hedge agreement to fix the interest rate on a portion of the debt via an interest rate swap/collar arrangement. The hedge agreement does not qualify for hedge accounting treatment under SFAS No. 133, and all changes in the fair market value of the hedge will be recorded in the Company's Consolidated Statements of Operations.

Interest on the revolving loan is also based on a LIBOR rate plus an applicable margin.

The Facility contains various affirmative and negative covenants including financial covenants regarding maximum leverage ratio, minimum interest coverage ratio and limitations on capital expenditures. The Company is in compliance with the financial covenants contained in the Facility as of December 31, 2006.

The Company incurred debt issuance costs of approximately $5.6 million related to the Facility. Debt issuance costs are presented as a component of Other Assets in the Company's Consolidated Balance Sheet and are amortized over the life of the term loan or revolving credit loan.

At December 31, 2006, no amounts were outstanding under the Company's revolving credit loan, $199.5 million was outstanding under the term loan and no amounts were outstanding under the $5.0 million Multicurrency Facility.

With the acquisition of CPR in 2002, the Company entered into a $6.0 million convertible note payable to the shareholders of CPR. In June 2003, the Company and the shareholders of CPR entered into Note Prepayment Agreements. Under the Note Prepayment Agreements, the Company agreed to satisfy its payment obligations under the $6.0 million convertible note by making a series of four payments between June 30, 2003, and January 10, 2005. Gains resulting from this early extinguishment of debt were recorded in the Company's Consolidated Statements of Operations when payments were made by the Company. In the first quarter of 2005, the Company paid approximately $1.2 million to settle the remaining $1.5 million of the convertible note that was outstanding at December 31, 2004. A gain of $300,000 was recorded in the first quarter of 2005 in the Company's Consolidated Statements of Operations. No amounts remain outstanding under this convertible note at December 31, 2005, or 2006. The total gains resulting from early extinguishment of debt since inception of the Note Prepayment Agreement were approximately $1.5 million.

The Company's primary cash needs on both a short-term and long-term basis are for the payment of salaries and fringe benefits, hiring and recruiting expenses, business development costs, capital expenditures, acquisitions and facility-related expenses. The Company believes that its existing capital resources, together with cash flows from operations and borrowing capacity under the Facility and the Multicurrency Facility, will be sufficient to meet its foreseeable cash needs. In the future, the Company will continue to consider the acquisition of businesses to enhance its service offerings, therapeutic base and global presence. Any such acquisitions may require additional external financings and the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurance that such financings will be available on terms acceptable to the Company.

Contractual Obligations

Future minimum payments for all contractual obligations for years subsequent to December 31, 2006, are as follows:

(In thousands)	2007	2008-2009	2010-2011	After 2011	Total
Capital lease obligations (including interest)	$ 219	$ 350	$ 80	$ —	$ 649
Operating Leases	14,370	22,269	12,349	10,959	59,947
Purchase Obligations	535	—	—	—	535
Debt payments*	2,000	20,500	33,500	143,500	199,500
Interest on debt*	15,650	27,810	23,475	6,079	73,014
Total	$ 32,774	$ 70,929	$ 69,404	$160,538	$333,645

* Under the terms of the Company's credit agreement, the term loan has mandatory prepayments of $500,000 per quarter. In addition, at the end of each fiscal year commencing with the year ended December 31, 2007, the Company must prepay 50% of its excess cash flow for the year (as defined in the Facility). Excess cash flow payments on the debt are estimated for purposes of the above table.

Short-term obligations arising in the ordinary course of business are excluded from the above table.

The interest rate used in the calculation of interest was an average rate of 7.42%. A 1% change in the interest rate would increase or decrease the interest by approximately $9.5 million over the life of the term note.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported Consolidated Financial Statements for a particular period. Actual results could differ from those estimates.

Revenue Recognition

The majority of the Company's net service revenues are based on fixed-price contracts calculated on a percentage-of-completion basis based upon assumptions regarding the estimated total costs for each contract. Costs are incurred for each project and compared to the estimated budgeted costs for each contract to determine a percentage of completion on the project. The percentage of completion is multiplied by the total contract value to determine the amount of revenue recognized. Management regularly reviews the budget on each contract to determine if the budgeted amounts are correct, and budgets are adjusted as needed. As the work progresses, original estimates might be changed due to changes in the scope of the work. When estimates indicate a loss, such loss is provided in the current period in its entirety. The Company attempts to negotiate contract amendments with the sponsor to cover services provided outside the terms of the original contract. However, there can be no guarantee that the sponsor will agree to proposed amendments, and the Company ultimately bears the risk of cost overruns.

The Company also recognizes revenue under units-based contracts, recognizing revenue as units are completed multiplied by the contract per-unit price.

Amendments to contracts resulting in revisions to revenues and costs are recognized in the period in which the revisions are negotiated. Included in accounts receivable are unbilled accounts receivable, which represent revenue recognized in excess of amounts billed.

As the Company provides services on projects, it also incurs third-party and other pass-through costs, which are typically reimbursable by its customers pursuant to the contract. In certain contracts, however, these costs are fixed by the contract terms. In these contracts, the Company is at risk for costs incurred in excess of the amounts fixed by the contract terms. In these instances, the Company recognizes these costs as direct costs with corresponding net service revenues. Excess costs incurred above the contract terms would negatively affect the Company's gross margin.

Business Combinations

SFAS No. 141, Business Combinations, requires assets acquired and liabilities assumed in a business combination to be recorded at fair value. Fair values are generally determined by management with the assistance of third-party valuation specialists using comparisons to market value transactions and present value techniques. The use of a discounted cash flow technique requires significant judgments with respect to expected cash flows to be derived from the assets, the estimated period of time the assets will produce those cash flows and the selections of an appropriate discount rate.. Changes in such estimates could change the amounts allocated to individual identifiable assets, the lives over which the assigned values are amortized and the amounts allocated to goodwill. While the Company believes its assumptions are reasonable, if different assumptions were made, the purchase price allocation and the estimated useful lives of amortizable assets could differ substantially from the reported amounts.

Results of operations for acquired entities are included in the Company's results of operations from the date of acquisition.

Accounts Receivable/Allowance for Doubtful Accounts

Billed accounts receivable represent amounts for which invoices have been sent to customers. Unbilled accounts receivable are amounts recognized as revenue for which invoices have not yet been sent to customers. Advance billings represent amounts billed or payment received for which revenues have not yet been earned. The Company maintains an allowance for doubtful accounts receivable based on historical evidence of accounts receivable collections and specific identification of accounts receivable that might pose collection problems. The bad debt provision is monitored on a regular basis and adjusted as circumstances warrant. In the fourth quarter of 2005, the Company recorded a bad debt provision of approximately $1.7 million related to receivables due from one customer. With the exception of the $1.7 million write-off referenced above, the Company's allowance for doubtful accounts receivable has been sufficient to cover any bad debt write-offs. If the Company is unable to collect all or part of its outstanding receivables, there could be a material impact to the Company's Consolidated Results of Operations or financial position.

Long-Lived Assets

The Company analyzes goodwill and other indefinite-lived intangible assets to determine any potential impairment loss on an annual basis, unless conditions exist that require an updated analysis on an interim basis. A fair value approach is used to test goodwill for impairment. The goodwill impairment testing involves the use of estimates related to the fair market value of the reporting unit and is inherently subjective. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds fair value. At December 31, 2005, and December 31, 2006, the fair value of the reporting units exceeded the carrying value, resulting in no goodwill impairment charge.

In addition, the Company has an intangible asset representing one customer relationship acquired in the Company's acquisition of CPR. The value of this customer relationship had been $15 million prior to the fourth quarter of 2006 and the useful life had been designated as indefinite. Due to declining revenue from this customer in 2006 and declining revenue projected for 2007 and future years, the Company determined that the asset was impaired and recorded an $8.2 million impairment charge in 2006. Effective January 1, 2007, the Company has assigned a 23-year useful life to the customer relationship.

Internally Developed Software

The Company capitalizes costs incurred to internally develop software used primarily in the Company's proprietary clinical trial and data management systems, and amortizes these costs over the useful life of the product, not to exceed five years. Internally developed software represents software in the application development stage, and there is no assurance that the software development process will produce a final product for which the fair value exceeds its carrying value. Internally developed software is an intangible asset subject to impairment write-downs whenever events indicate that the carrying value of the software may not be recoverable. As with other long-lived assets, this asset is reviewed at least annually to determine the appropriateness of the carrying value of the asset. Assessing the fair value of the internally developed software requires estimates and judgment on the part of management.

Tax Valuation Allowance

The Company estimates its tax liability based on current tax laws in the statutory jurisdictions in which it operates. Because the Company conducts business on a global basis, its effective tax rate has and will continue to depend upon the geographic distribution of its pre-tax earnings (losses) among jurisdictions with varying tax rates. These estimates include judgments about deferred tax assets and liabilities resulting from temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The Company has assessed the realization of deferred tax assets and a valuation allowance has been established based on an assessment that it is more likely than not that realization cannot be assured. The ultimate realization of this tax benefit is dependent upon the generation of sufficient operating income in the respective tax jurisdictions. If estimates prove inaccurate or if the tax laws change unfavorably, significant revisions in the valuation allowance may be required in the future.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS No. 157") "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides a new single authoritative definition of fair value and provides enhanced guidance for measuring the fair value of assets and liabilities and requires additional disclosures related to the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 is effective for the Company as of January 1, 2008.

In September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized as a component of accumulated other comprehensive income (loss) within stockholders' equity, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date and the date at which plan assets and the benefit obligation are measured, are required to be the company's fiscal year end. SFAS 158 is effective as of the end of the fiscal year ending after December 31, 2006. The adoption of SFAS 158 did not have an impact on the Company's consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 is effective for fiscal years ending on or after November 15, 2006, and addresses consideration and treatment of material financial statement errors that should be considered from a materiality perspective and corrected. The literature provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The adoption of the provisions of SAB 108 did not have an impact on the Company's consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48 "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109." FIN 48 establishes a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Kendle will adopt FIN 48 as of January 1, 2007, as required. The Company continues to evaluate the impact of the adoption of FIN 48. The cumulative impact of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment" (SFAS 123(R)). SFAS 123(R) requires that compensation costs related to share-based payment transactions be recognized in the financial statements. The cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a range of share-based compensation arrangements, including share options, restricted stock plans, performance-based awards, share appreciation rights and employee stock purchase plans. SFAS 123(R) replaces SFAS 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." In April 2005, the Securities and Exchange Commission announced the adoption of a new rule that amends the effective date of SFAS 123(R). The effective date of the new standard under these new rules for the Company's Consolidated Financial Statements was January 1, 2006. The Company adopted SFAS 123(R) on January 1, 2006, using the modified prospective method in which compensation expense is recognized based on the requirement of SFAS 123(R) for all share-based payments granted after January 1, 2006, and based on the requirements of SFAS 123 for all awards granted to employees prior to January 1, 2006. In the twelve months ended December 31, 2006, the Company recorded approximately $1.5 million related to the expensing of options under SFAS 123.

Cautionary Statement for Forward-Looking Information

Certain statements contained in this Form 10-K that are not historical facts constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe harbors created by that Act. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. Any forward-looking statement speaks only as of the date made. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

Statements concerning expected financial performance, on-going business strategies and possible future action which the Company intends to pursue to achieve strategic objectives constitute forward-looking information. Implementation of these strategies and the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors.

Factors that could cause actual performance to differ materially from these forward-looking statements include those risk factors set forth in Item 1A of the Company's Annual Report on Form 10-K and in the Company's other filings with the Securities and Exchange Commission.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency

The Company operates on a global basis and is therefore exposed to various types of currency risks. Two specific transaction risks arise from the nature of the contracts the Company executes with its customers. From time to time contracts are denominated in a currency different than the particular local currency. This contract currency denomination issue is applicable only to a portion of the contracts executed by the Company. The first risk occurs as revenue recognized for services rendered is denominated in a currency different from the currency in which the subsidiary's expenses are incurred. As a result, the subsidiary's net service revenues and resulting net income can be affected by fluctuations in exchange rates.

The second risk results from the passage of time between the invoicing of customers under these contracts and the ultimate collection of customer payments against such invoices. Because the contract is denominated in a currency other than the subsidiary's local currency, the Company recognizes a receivable at the time of invoicing at the local currency equivalent of the foreign currency invoice amount. Changes in exchange rates from the time the invoice is prepared until the payment from the customer is received will result in the Company receiving either more or less in local currency than the local currency equivalent of the invoice amount at the time the invoice was prepared and the receivable established. This difference is recognized by the Company as a foreign currency transaction gain or loss, as applicable, and is reported in Other Income (Expense) in the Consolidated Statements of Operations.

The Company's Consolidated Financial Statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary's financial results into U.S. dollars for purposes of reporting Consolidated Financial Statements. The Company's foreign subsidiaries translate their financial results from local currency into U.S. dollars as follows: income statement accounts are translated at average exchange rates for the period; balance sheet asset and liability accounts are translated at end-of-period exchange rates; and equity accounts are translated at historical exchange rates. Translation of the balance sheet in this manner affects the shareholders' equity account referred to as the foreign currency translation adjustment account. This account exists only in the foreign subsidiaries' U.S. dollar balance sheet and is necessary to keep the foreign subsidiaries' balance sheet stated in U.S. dollars in balance. Foreign currency translation adjustments, reported as a separate component of shareholders' equity in the Consolidated Balance Sheet, were approximately $2.3 million at December 31, 2006, compared to $64,000 at December 31, 2005.

Interest Rates

The Company is exposed to changes in interest rates on its amounts outstanding under the Facility and Multicurrency Facility.

Independent Auditors Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Kendle International, Inc.,
Cincinnati, Ohio

We have audited the accompanying consolidated balance sheets of Kendle International, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123(R), "Share-Based Payment".

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated March 16, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Cincinnati, Ohio
March 16, 2007

Consolidated Statements of Operations

(In thousands, except per share data) For the years ended December 31,	2006	2005	2004
Net service revenues	**$ 283,471**	**$ 202,032**	**$ 172,888**
Reimbursable out-of-pocket revenues	90,465	48,607	42,980
Total revenues	373,936	250,639	215,868
Cost and expenses:			
Direct costs	152,826	108,582	96,909
Reimbursable out-of-pocket costs	90,465	48,607	42,980
Selling, general and administrative	91,796	68,216	59,797
Depreciation and amortization	10,403	7,991	9,175
Employee severance and office consolidation costs	236	—	302
Intangible impairment charge	8,200	—	—
Total costs and expenses	353,926	233,396	209,163
Income from operations	20,010	17,243	6,705
Other income (expense):			
Interest income	1,939	1,019	400
Interest expense	(6,781)	(460)	(776)
Other	(1,795)	(287)	(873)
Gain on debt extinguishment	—	300	597
Total other income (expenses)	(6,637)	572	(652)
Income before income taxes	13,373	17,815	6,053
Income taxes	4,843	7,141	2,481
Net income	$ 8,530	$ 10,674	$ 3,572
Income per share data:			
Basic:			
Net income per share	$ 0.60	$ 0.79	$ 0.27
Weighted average shares	14,323	13,572	13,166
Diluted:			
Net income per share	$ 0.58	$ 0.76	$ 0.27
Weighted average shares	14,762	14,120	13,391

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets

(In thousands, except per share data) **December 31,**	**2006**	**2005**
Assets		
Current assets:		
Cash and cash equivalents	$ 19,917	$ 37,437
Restricted cash	2,395	592
Available-for-sale securities	—	10,726
Accounts receivable	122,680	65,112
Other current assets	21,684	10,083
Total current assets	166,676	123,950
Property and equipment, net	23,024	15,084
Goodwill	229,598	24,075
Other finite-lived intangible assets	24,227	511
Other indefinite-lived intangible assets	—	15,000
Long-term deferred tax asset	3,181	2,213
Other assets	8,366	3,926
Total assets	**$ 455,072**	**$ 184,759**
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of obligations under capital leases	$ 195	$ 391
Current portion of amounts outstanding under credit facilities	2,000	3,000
Trade payables	15,150	9,174
Advance billings	62,427	31,958
Other accrued liabilities	30,500	15,435
Total current liabilities	110,272	59,958
Obligations under capital leases, less current portion	404	431
Long-term debt	197,500	750
Deferred income taxes payable	760	484
Other liabilities	6,024	632
Total liabilities	**314,960**	**62,255**
Commitments and contingencies		
Shareholders' equity:		
Preferred stock—no par value; 100,000 shares authorized; none issued and outstanding		
Common stock—no par value; 45,000,000 shares authorized; 14,445,393 and 14,105,653 shares issued and 14,422,341 and 14,085,756 outstanding at December 31, 2006 and 2005, respectively	75	75
Additional paid-in capital	154,641	147,712
Accumulated deficit	(16,392)	(24,922)
Accumulated other comprehensive income:		
Net unrealized holding loss on available-for-sale securities	—	(39)
Unrealized gain on interest rate swap	—	7
Foreign currency translation adjustment	2,280	64
Total accumulated other comprehensive income	2,280	32
Less: Cost of Common Stock held in treasury, 23,052 and 19,897 shares at December 31, 2006 and 2005, respectively	(492)	(393)
Total shareholders' equity	140,112	122,504
Total liabilities and shareholders' equity	**$ 455,072**	**$ 184,759**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(In thousands, except per share data)	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity	Comprehensive Income (Loss)
Balance at January 1, 2004	13,060,015	$ 75	$135,034	$ (393)	$ (39,168)	$ 821	$ 96,369	
Net income					3,572		3,572	3,572
Other comprehensive income:								
Foreign currency translation adjustment						1,549	1,549	1,549
Net unrealized holding losses on available-for-sale securities, net of tax						(50)	(50)	(50)
Net unrealized holding gains on interest rate swap agreement						258	258	258
Comprehensive income								5,329
Shares issued under stock plans	182,914		985				985	
Deferred compensation - restricted stock			(116)				(116)	
Income tax benefit from exercise of stock options			208				208	
Balance at December 31, 2004	13,242,929	$ 75	$ 136,111	$ (393)	$ (35,596)	$ 2,578	$ 102,775	
Net income					10,674		10,674	10,674
Other comprehensive income:								
Foreign currency translation adjustment						(2,655)	(2,655)	(2,655)
Net unrealized holding gains on available-for-sale securities, net of tax						10	10	10
Net unrealized holding gains on interest rate swap agreement						99	99	99
Comprehensive income								8,128
Shares issued under stock plans	842,827		9,633				9,633	
Deferred compensation - restricted stock			(66)				(66)	
Income tax benefit from exercise of stock options			2,034				2,034	
Balance at December 31, 2005	14,085,756	$ 75	$ 147,712	$ (393)	$ (24,922)	$ 32	$ 122,504	
Net income					8,530		8,530	8,530
Other comprehensive income:								
Foreign currency translation adjustment						2,217	2,217	2,217
Portion of prior year unrealized loss recognized in current year, net of tax						34	34	34
Realized holding loss on available-for-sale securities, net of tax						5	5	5
Net unrealized holding gains on interest rate swap agreement						(8)	(8)	(8)
Comprehensive income								10,778
Shares issued under stock plans	336,585		4,271				4,271	
Stock option expense			1,490				1,490	
Deferred compensation - restricted stock			(19)				(19)	
Income tax benefit from exercise of stock options			1,187				1,187	
Treasury stock transaction				(99)			(99)	
Balance at December 31, 2006	14,422,341	$ 75	$ 154,641	$ (492)	$ (16,392)	$ 2,280	$ 140,112	

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In thousands) For the Years Ended December 31,	2006	2005	2004
Cash flows from operating activities			
Net income	$ 8,530	$ 10,674	$ 3,572
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	10,403	7,991	9,175
Goodwill and investment impairment	8,200	—	—
Deferred income taxes	(3,967)	1,416	514
Income tax benefit from stock option exercises	(898)	—	—
Compensation expense on stock grants	1,879	78	71
Other	522	91	518
Gain on convertible note repayment	—	(300)	(597)
Changes in operating assets and liabilities, net of effects from acquisitions:			
Restricted cash	(441)	293	804
Accounts receivable	(18,995)	(9,562)	(10,727)
Other current assets	(1,262)	(385)	(225)
Other assets	(207)	256	(58)
Investigator and project costs	(8,564)	(766)	131
Trade payables	2,806	355	3,302
Advance billings	15,895	7,471	786
Accrued liabilities and other	3,650	5,707	616
Net cash provided by operating activities	17,551	23,319	7,882
Cash flows from investing activities			
Purchase of available-for-sale securities	(7,027)	(9,552)	(9,419)
Proceeds from sale and maturity of available-for-sale securities	17,868	9,050	7,889
Acquisitions of property and equipment	(8,725)	(4,732)	(3,663)
Additions to internally developed software	(91)	(233)	(1,651)
Acquisitions of businesses, less cash acquired	(231,879)	—	—
Other	(153)	20	17
Net cash used in investing activities	(230,007)	(5,447)	(6,827)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In thousands) **For the Years Ended December 31,**		**2006**		**2005**		**2004**
Cash flows from financing activities						
Proceeds from issuance of long-term debt		200,000		—		—
Payments of long-term debt		(4,250)		(2,937)		(3,024)
Payment of convertible note		—		(1,200)		(1,903)
Proceeds from issuance of Common Stock		3,505		7,422		141
Income tax benefit from stock option exercises		898		—		—
Amounts payable – book overdraft		(65)		(353)		327
Payments on capital lease obligations		(382)		(691)		(975)
Purchase of treasury stock		(99)		—		—
Debt issue costs		(5,568)		(30)		—
Net cash provided by (used in) financing activities		194,039		2,211		(5,434)
Effects of exchange rates on cash and cash equivalents		897		(311)		294
Net increase (decrease) in cash and cash equivalents		(17,520)		19,772		(4,085)
Cash and cash equivalents						
Beginning of year		37,437		17,665		21,750
End of year	$	19,917	$	37,437	$	17,665
Supplemental disclosure of cash flow information						
Cash paid during the year for interest	$	6,198	$	489	$	805
Cash paid (received) during the year for income taxes	$	7,698	$	3,154	$	(90)
Supplemental schedule of noncash investing and financing activities						
Acquisition of equipment under capital leases	$	184	$	—	$	938
Acquisitions of businesses:						
Fair value of assets acquired via cash	$	266,850	$	—	$	—
Fair value of liabilities assumed or incurred	$	(34,971)	$	—	$	—
Stock issued	$	—	$	—	$	—
Net cash payments	**$**	**231,879**	**$**	**—**	**$**	**—**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Nature of Business and Significant Accounting Policies

Nature of Business

Kendle International Inc., an Ohio corporation established in 1989, is a global clinical research organization (CRO) that provides a broad range of Phase I-IV global clinical development services to the biopharmaceutical industry. The Company has operations in North America, Europe, Asia/Pacific, Latin America and Africa.

Principles of Consolidation and Organization

The Consolidated Financial Statements include the financial information of Kendle International Inc. and its wholly-owned subsidiaries. Investments in unconsolidated companies that are at least 20% owned and in which the Company can exercise significant influence, but not control, are carried at cost plus equity in undistributed earnings since acquisition. Investments in unconsolidated companies that are less than 20% owned and in which the Company cannot exercise significant influence are carried at cost. There are no significant amounts on the Consolidated Balance Sheet related to investments in unconsolidated companies.

All intercompany accounts and transactions have been eliminated. The results of operations of the Company's wholly-owned subsidiaries have been included in the Consolidated Financial Statements of the Company from the respective dates of acquisition.

Business Combinations

SFAS No. 141, Business Combinations, requires assets acquired and liabilities assumed in a business combination to be recorded at fair value. Fair values are generally determined by independent appraisals using comparisons to market value transactions and present value techniques. The use of a discounted cash flow technique requires significant judgments with respect to expected cash flows to be derived from the assets, the estimated period of time the assets will produce those cash flows and the selections of an appropriate discount rate. Changes in such estimates could change the amounts allocated to individual identifiable assets, the lives over which the assigned values are amortized and the amounts allocated to goodwill. While the Company believes its assumptions are reasonable, if different assumptions were made, the purchase price allocation and the estimated useful lives of amortizable assets could differ substantially from the reported amounts.

Results of operations for acquired entities are included in the Company's results of operations from the date of acquisition.

Foreign Currency Translation

Assets and liabilities of the Company's wholly-owned subsidiaries are translated into U.S. dollars at year-end exchange rates. Income statement accounts are translated at average exchange rates for the year. These translation adjustments are recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in the Consolidated Statements of Operations.

Cash and Cash Equivalents, Including Restricted Cash

Cash and cash equivalents consist of demand deposits and money market funds held with a financial institution, with an initial maturity of three months or less.

The Company maintains its demand deposits with certain financial institutions. The balance of one account from time-to-time exceeds the maximum U.S. federally insured amount. Additionally, there is no state insurance coverage on bank balances held in The Netherlands.

At December 31, 2006, the Company held cash of approximately $2.4 million that is restricted as to its use as compared to approximately $592,000 in 2005. The restricted cash represents cash received from customers that is segregated in a separate Company bank account and available for use only for specific project-related expenses, primarily investigator fees, upon authorization from the customer.

In the Company's consolidated statement of cash flows for the year ended December 31, 2006, the Company changed the classification of changes in restricted cash balances to present such changes as an operating activity. The Company previously presented such changes as an investing activity. In the accompanying consolidated statements of cash flows for the year 2005, the Company reclassified changes in restricted cash balances to be consistent with the Company's 2006 presentation, which resulted in a $293,000 increase in operating cash flows and a corresponding decrease in investing cash flows from the amounts previously reported.

Available-for-Sale Securities

Investments purchased with initial maturities greater than three months are classified as available-for-sale securities and consist of highly liquid debt securities. These securities are stated in the Consolidated Financial Statements at market value. The Company's investments represent the investment of cash available for current operations and are therefore classified as current assets in the Consolidated Balance Sheets. Realized gains and losses are included in the Consolidated Statements of Operations, calculated based on a specific identification basis. Unrealized gains and losses, net of tax, are reported as a separate component of shareholders' equity. The Company had no available-for-sale securities at December 31, 2006, compared to $10.7 million at December 31, 2005. The Company sold its existing available-for-sale securities in August 2006 to help finance the purchase of CRL Clinical Services.

Revenue Recognition

Net service revenues are earned by performing services primarily under fixed-price contracts. Net service revenues from contracts are generally recognized on the percentage of completion method, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. This method is used because management considers total costs incurred to be the best available measure of progress on these contracts. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustment to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. When estimates indicate a loss, such loss is provided in the current period in its entirety. Because of the uncertainties inherent in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and could result in a material change. Work is also performed under time-and-materials contracts, recognizing revenue as hours are worked based on the hourly billing rate for each contract. Additionally, the Company recognizes revenue under units-based contracts by multiplying units completed by the applicable contract per-unit price. Finally, at one of the Company's subsidiaries, the contracts are of a short-term nature and revenue is recognized under the completed contract method of accounting.

Direct costs consist of compensation and related fringe benefits for project-related associates, unreimbursed project-related costs and an allocated portion of indirect costs including facilities, information systems and other costs. Selling, general and administrative costs are charged to expense as incurred.

Amendments to contracts resulting in revisions to revenues and costs are recognized in the period in which the revisions are negotiated. Included in accounts receivable are unbilled accounts receivable, which represent revenue recognized in excess of amounts billed. Advance billings represent amounts billed in excess of revenue recognized.

Concentration of Credit Risk

Accounts receivable represent amounts due from customers that are concentrated mainly in the biopharmaceutical industry. The concentration of credit risk is subject to the financial and industry conditions of the Company's customers. The Company does not require collateral or other securities to support customer receivables. The Company monitors the creditworthiness of its customers. Refer to Note 16 for additional information regarding revenue concentration.

Long-Lived Assets

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed over estimated useful lives of five to fifty years using the straight-line method. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the remaining term of the underlying lease. Repairs and maintenance are charged to expense as incurred. Upon disposition, the asset and the related accumulated depreciation are relieved and any gains or losses are reflected in the Consolidated Statements of Operations.

Useful lives by asset category can vary based on the nature of the asset purchased. The following represents the maximum useful lives for the below categories of assets:

Furniture and Fixtures	10 years
Equipment and Software	5 years
Leasehold Improvements	Lesser of estimated life of asset or lease term
Buildings	50 years
Capital Lease Assets	Lesser of estimated life of asset or lease term

Equipment under capital leases is recorded at the present value of future minimum lease payments and is amortized over the estimated useful lives of the assets, not to exceed the terms of the related leases. Accumulated amortization on equipment under capital leases was $1.7 million and $2.0 million at December 31, 2006, and 2005, respectively.

The Company capitalizes costs incurred internally to develop software used primarily in the Company's proprietary clinical trial and data management systems, and amortizes these costs on a straight-line basis over the estimated useful life of the product, not to exceed five years. Software costs included in the consolidated balance sheets at December 31, 2006, and 2005 were $15.8 million and $16.0 million, respectively. The related accumulated amortization at December 31, 2006, and 2005 was $14.0 million and $12.9 million, respectively.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," long-lived assets such as property, plant and equipment, software and investments are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset.

Derivatives

From time to time, the Company may use derivative instruments to manage exposure to interest rates. Derivatives meeting the hedge criteria established by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, are recorded in the Consolidated Balance Sheet at fair value at each balance sheet date. When the derivative is entered into, the Company designates whether or not the derivative instrument is an effective hedge of an asset, liability or firm commitment and classifies the hedge as a cash flow hedge or a fair value hedge. If the hedge is determined to be an effective cash flow hedge, changes in the fair value of the derivative instrument are recorded as a component of other comprehensive income (loss). Changes in the value of fair value hedges are recorded in results of operations. In July 2002, the Company entered into an interest rate swap agreement to fix the interest rate on its $15 million term loan. The swap was designated as a cash flow hedge. The Company terminated the swap in the second quarter of 2006 in conjunction with paying off the term loan. In February 2007, the Company entered into a hedge agreement to fix the interest rate on a portion of the debt via an interest rate swap/collar arrangement. The hedge agreement does not qualify for hedge accounting treatment under SFAS No. 133 and all changes in the fair market value of the hedge will be recorded in the Company's Consolidated Statements of Operations.

Marketing and Advertising Costs

Marketing and advertising costs include costs incurred to promote the Company's business. Marketing and advertising costs are expensed as incurred. Advertising expense incurred by the Company in 2006, 2005 and 2004 was $2.0 million, $1.9 million and $0.6 million, respectively.

Investigator and Project Costs

In addition to various contract costs previously described, the Company incurs costs, in excess of contract amounts, which are reimbursable by its customers. Emerging Issues Task Force (EITF) 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred," requires the Company to include amounts paid to investigators and other out-of-pocket costs as reimbursable out-of-pocket revenues and reimbursable out-of-pocket expenses in the Consolidated Statements of Operations. In certain contracts, these costs are fixed by the contract terms, so the Company recognizes these costs as part of net service revenues and direct costs.

Net Income Per Share Data

Net income per basic share is computed using the weighted average common shares outstanding. Net income per diluted share is computed using the weighted average common shares and potential common shares outstanding.

The weighted average shares used in computing net income per diluted share have been calculated as follows:

(in thousands)	2006	2005	2004
Weighted average common shares outstanding	14,323	13,572	13,166
Stock options and non-vested restricted shares	439	548	225
Weighted average shares	**14,762**	**14,120**	**13,391**

Options to purchase approximately 30,000, 240,000 and 1.4 million shares of common stock were outstanding during 2006, 2005 and 2004, respectively, but were not included in the computation of earnings per diluted share because the effect would be antidilutive.

Income Taxes

The Company and its U.S. subsidiaries file a consolidated U.S. federal income tax return. Other subsidiaries of the Company file tax returns in their local jurisdictions.

The Company provides for income taxes on all transactions that have been recognized in the Consolidated Financial Statements in accordance with SFAS No. 109. Accordingly, the impact of changes in income tax laws on deferred tax assets and deferred tax liabilities are recognized in net earnings in the period during which such changes are enacted.

The Company records deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities and for tax benefit carryforwards using enacted tax rates in effect in the year in which the differences are expected to reverse. Management provides valuation allowances against deferred tax assets for amounts that are not considered more likely than not to be realized. The valuation of the deferred tax asset is dependent on, among other things, the ability of the Company to generate a sufficient level of future taxable income. In estimating future taxable income, the Company has considered both positive and negative evidence, such as historical and forecasted results of operations, and has considered the implementation of prudent and feasible tax planning strategies.

At December 31, 2006, the Company has recorded a net deferred tax asset of $7.7 million. Further detail on the Company's deferred tax assets and valuation allowances is contained in footnote 12, Income Taxes.

The Company believes it has a reasonable basis in the tax law for all of the positions it takes in the various tax returns it files. However, in recognition of the fact that (i) various taxing authorities may take opposing views on some issues, (ii) the cost and risk of litigation in sustaining the positions that the Company has taken on various returns might be significant, and (iii) the taxing authorities may prevail in their attempts to overturn such positions, the Company maintains tax reserves, which are established for amounts that are judged to be probable liabilities based on the definition presented in SFAS No. 5. These tax reserves cover a variety of issues and involve numerous taxing jurisdictions. When necessary, periodic adjustments are made to reserves to reflect the lapsing of statutes of limitations or other relevant factual developments.

Stock Options

Effective January 1, 2006, the Company began accounting for stock-based incentive programs under Statement of Financial Accounting Standards (SFAS) 123(R), "Share-Based Payment." SFAS 123(R), superseded Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, be recognized as compensation expense in the income statement at fair value. The Company adopted the provisions of SFAS 123(R) for all share-based payments granted after January 1, 2006, and for all awards granted to employees prior to January 1, 2006, that remain unvested on January 1, 2006. The Company adopted SFAS 123(R) using a modified prospective application. Accordingly, prior period amounts have not been restated. The Company uses the straight-line method of recording compensation expense relative to share-based payment.

The weighted average fair value of the options granted in 2006, 2005 and 2004 was estimated as $18.79, $9.21 and $4.34, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Year Ended December 31,	2006	2005	2004
Divided yield	0%	0%	0%
Expected volatility	56.2%	55.6%	67.5%
Risk-free interest rate	4.9%	3.7%	3.7%
Expected term	5.9 years	4.7 years	5.0 years

The expected volatility is based on the Company's stock price over a historical period, which approximates the expected term. The risk free interest rate is based on the implied yield in U.S. Treasury issues with a remaining term approximating the expected term. The expected term is calculated as the historical weighted average life of similar awards.

The adoption of SFAS 123(R) resulted in stock-based compensation expense related to stock options of approximately $1.5 million in 2006. The stock-based compensation expense caused net income in 2006 to decrease by approximately $1.1 million and basic and diluted earnings per share to decrease by $0.08 per share. Stock-based compensation expense is recorded primarily in general and administrative expenses in the Company's Consolidated Statements of Income as the majority of the stock option expense related to options granted to executives.

As of December 31, 2006, there was $1.3 million of total unrecognized compensation cost, $1.295 million relating to options and $19,000 relating to restricted stock related to non-vested share-based payment plans. The cost is expected to be recognized over a weighted average period of 1.8 years for options and five months for restricted stock.

In addition, SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow. This requirement reduced net operating cash flows and increased net financing cash flows by approximately $898,000 during 2006.

On May 12, 2005, the Compensation Committee amended the vesting schedule for a total of approximately 140,000 options outstanding that met the following criteria:

1) Outstanding/unvested as of May 12, 2005

2) Have an option price greater than $11.73 (fair market value on May 12, 2005)

3) Were granted between May 1, 2001, and May 1, 2002

All unvested shares that met the above criteria, with the exception of options held by any executive officer of the company, were immediately vested as of May 12, 2005. The Compensation Committee decided to accelerate the vesting schedule of these options primarily to enhance employee appreciation of the importance of focusing on increasing shareholder value and to avoid expensing the options upon adoption of SFAS 123(R).

Prior to 2006, the Company had accounted for stock options issued in accordance with Accounting Principles Board Option (APB) No. 25, "Accounting for Stock Issued to Employees."

Had the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," for expense recognition purposes, the amount of compensation expense that would have been recognized in 2005 and 2004 would have been $4.8 million and $3.9 million, respectively. Approximately $2.2 million of the $4.8 million in compensation expense that would have been recognized for the year ended December 31, 2005, resulted from the amendment made to the vesting schedule. The Company's pro forma net income (loss) and pro forma net income (loss) per basic and diluted share for 2005 and 2004 would have been reduced to the amounts below:

(in thousands, except per share data)	2005	2004
Pro forma net income		
As reported	$ 10,674	$ 3,572
Less: pro forma adjustment for stock-based compensation, net of tax	(3,739)	(3,015)
Pro forma net income	6,935	557
Pro forma net income per diluted share		
As reported	0.76	0.27
Pro forma	0.49	0.04
Effect of pro forma expense	(0.27)	(0.23)
Pro forma net income per basic share		
As reported	0.79	0.27
Pro forma	0.51	0.04
Effect of pro forma expense	(0.28)	(0.23)

Restricted/Unrestricted Stock

Restricted stock also may be granted pursuant to the 1997 Plan. Restricted shares typically vest ratably over a three-year period, with shares restricted from transfer until vesting. In 2006, 2005 and 2004, the Company granted 250, 0 and 18,000 shares of restricted stock. If a participant ceases to be an eligible employee prior to the lapsing of transfer restrictions, such shares return to the Company without consideration. Unrestricted stock also may be granted to key employees under the 1997 Plan. Unrestricted shares vest immediately. The Company granted 10,700 shares of unrestricted Common Stock in 2006. No shares of unrestricted stock were granted in 2005 and 2004.

Compensation expense related to restricted and unrestricted stock awards was as follows:

Compensation Expense (in thousands) Year Ended December 31,	2006	2005	2004
Restricted stock	$ 57	$ 78	$ 71
Unrestricted stock	336	—	—
Total stock-based compensation	$ 393	$ 78	$ 71

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS No. 157") "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides a new, single authoritative definition of fair value and provides enhanced guidance for measuring the fair value of assets and liabilities. It requires additional disclosures related to the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 is effective for the Company as of January 1, 2008.

In September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized as a component of accumulated other comprehensive income (loss) within stockholders' equity, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date and the date at which plan assets and the benefit obligation are measured are required to be the company's fiscal year end. SFAS 158 is effective as of the end of the fiscal year ending after December 31, 2006. The adoption of SFAS 158 did not have an impact on the Company's consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 is effective for fiscal years ending on or after November 15, 2006, and addresses consideration and treatment of material financial statement errors that should be considered from a materiality perspective and corrected. The literature provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The adoption of the provisions of SAB 108 did not have an impact on the Company's consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48 "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109." FIN 48 establishes a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Kendle will adopt FIN 48 as of January 1, 2007, as required. The Company continues to evaluate the impact of the adoption of FIN 48. The cumulative impact of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment" (SFAS 123(R)). SFAS 123(R) requires that compensation costs related to share-based payment transactions be recognized in the financial statements. The cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a range of share-based compensation arrangements, including share options, restricted stock plans, performance-based awards, share appreciation rights and employee stock purchase plans. SFAS 123(R) replaces SFAS 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." In April 2005, the Securities and Exchange Commission announced the adoption of a new rule that amends the effective date of SFAS 123(R). The effective date of the new standard under these new rules for the Company's Consolidated Financial Statements was January 1, 2006. The Company adopted SFAS 123(R) on January 1, 2006, using the modified prospective method in which compensation expense is recognized based on the requirement of SFAS 123(R) for all share-based payments granted after January 1, 2006, and based on the requirements of SFAS 123 for all awards granted to employees prior to January 1, 2006. In the twelve months ended December 31, 2006, the Company recorded approximately $1.5 million related to the expensing of options under SFAS 123.

2. Available-For-Sale-Securities

The fair value of available-for-sale securities is estimated based on quoted market prices. The Company views its available-for-sale portfolio as available for use in current operations.

Accordingly, the Company has classified all investments as short term, even though the stated maturity date may be one year or more beyond the current balance sheet date. The Company had no available-for-sale securities at December 31, 2006, compared to $10.7 million at December 31, 2005. The Company sold its existing available-for-sale securities in August 2006 to help finance the purchase of CRL Clinical Services. The following is a summary as of December 31, 2005, of available-for-sale securities by contractual maturity where applicable (in thousands):

Available-for-Sale Securities:	Amortized Cost	Unrealized Gain (Loss)	Fair Value
Corporate-backed securities:			
Maturing in 1 year or less	$ 8,667	$ (27)	$ 8,640
Maturing after 1 year through 5 years	818	(12)	806
Maturing after 10 years	—	—	—
Government-backed securities:			
Maturing in 1 year or less	—	—	—
Maturing after 1 year through 5 years	530	—	530
Maturing after 10 years	750	—	750
12/31/05 Totals	$ 10,765	$ (39)	$ 10,726

Proceeds from the sales or maturities of investments in securities were $17.9 million, $9.1 million and $7.9 million in 2006, 2005 and 2004, respectively. Gross losses realized on the sale of available-for-sale securities were approximately $34,000 during 2006. There were no gross losses realized on these sales for the years ended December 31, 2005, and 2004.

3. Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, available-for-sale securities, amounts outstanding under credit facility, and notes payable approximate their fair value.

4. Accounts Receivable

Accounts receivable are billed when certain milestones defined in customer contracts are achieved. All unbilled accounts receivable are expected to be collected within one year.

(in thousands), December 31,	2006	2005
Billed	$ 64,125	$ 40,388
Unbilled	58,555	24,724
	$ 122,680	$ 65,112

The Company maintains an allowance for doubtful accounts receivable based on historical evidence of accounts receivable collections and specific identification of accounts receivable that might cause collection problems. The balance in allowance for doubtful accounts receivable was as follows:

	(in thousands)
Balance at 12/31/03	$ 533
Invoice write-offs	(436)
Additional expense	149
Balance at 12/31/04	$ 246
Invoice write-offs	(90)
Additional expense	1,901
Balance at 12/31/05	$ 2,057
Invoice write-offs	(1,754)
Additional expense	250
Balance at 12/31/06	$ 553

In the fourth quarter of 2005, the Company recorded a bad debt reserve of approximately $1.7 million associated with one study being conducted in the United Kingdom. In the third quarter of 2006, the receivable was deemed uncollectible and was written-off.

5. Property and Equipment

Property and equipment is summarized as follows:

(in thousands), December 31,	2006	2005
Furnishings, equipment and other	$ 63,290	$ 48,186
Equipment under capital leases	2,168	2,723
Less: accumulated depreciation and amortization	(42,434)	(35,825)
Property and equipment, net	**$ 23,024**	**$ 15,084**

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $6.0 million, $5.1 million and $5.3 million, respectively.

6. Goodwill and Other Intangible Assets

In accordance with SFAS No.142, "Goodwill and Other Intangible Assets," effective January 1, 2002, the Company discontinued the amortization of goodwill and other identifiable intangible assets that have indefinite useful lives. Intangible assets that have finite useful lives will continue to be amortized over their useful lives.

In accordance with SFAS No. 142, goodwill is evaluated on an annual basis for impairment at the reporting unit level. Such evaluation is based on a two-step test starting with a comparison of the carrying amount of the reporting unit to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds the fair value, the second phase of the test measures the impairment.

In 2006, the Company has tested goodwill based on its two reporting units, Early Stage and Late Stage. The Company analyzed goodwill for impairment by comparing the carrying amounts of the reporting units to the fair values of the reporting units. The fair values of the reporting units were calculated based on the Income Approach which uses discounted cash flows as well as public information regarding the market capitalization of the Company. Prior to 2006, the Company had been managed in one reportable unit as discussed in Note 16 to the Consolidated Financial Statements.

The Company completed the testing in the fourth quarter of 2006. The fair value of the reporting units exceeded the carrying value, resulting in no goodwill impairment for 2006. Similarly, the analysis in the fourth quarter of 2005 resulted in no goodwill impairment.

Non-amortizable intangible assets at December 31, 2006, and December 31, 2005, are comprised of:

(in thousands)		Goodwill
Balance at 12/31/04	**$**	**26,003**
Additional amount acquired		—
Foreign currency fluctuations		(1,539)
Tax benefit to reduce goodwill		(389)
Balance at 12/31/05	**$**	**24,075**
Additional amount acquired		204,735
Foreign currency fluctuations		1,140
Tax benefit to reduce goodwill		(352)
Balance at 12/31/06	**$**	**229,598**

The Company has an intangible asset representing one customer relationship acquired in the Company's acquisition of CPR. The value of this customer relationship had been $15 million prior to the fourth quarter of 2006 and the useful life had been designated as indefinite. Due to declining revenue from this customer in 2006 and the declining revenue projected for 2007 and future years, the Company determined that the asset was impaired and recorded an $8.2 million impairment charge in 2006. Effective January 1, 2007, the Company has assigned a 23-year useful life to the customer relationship due to changes in a number of the conditions around the relationship, including the Company's decision to market its services to additional customers in the future.

In April 2006, the Company acquired approximately $300,000 of goodwill as a result of its acquisition of International Clinical Research Limited ("IC-Research") and related companies. Approximately $100,000 of the goodwill and the full amount of the intangible asset acquired in the acquisition are deductible for income tax purposes over a 15-year period.

The Company acquired approximately $204.4 million of goodwill in August 2006 resulting from the acquisition of the Phase II-IV Clinical Services business of Charles River Laboratories International, Inc ("CRL Clinical Services"). The goodwill and the intangible asset acquired in the acquisition are not deductible for income tax purposes.

Goodwill and other intangible assets consisted of the following:

(in thousands), December 31,	2006 (a)	2005
Goodwill	$ 229,598	$ 24,075
Amortizable intangible assets:		
Carrying amount:		
Customer relationships	18,000	15,400
Non-compete agreements	460	460
Completed technology	2,600	—
Backlog	6,200	—
Internally developed software (b)	16,039	16,228
Total carrying amount	$ 43,299	$ 32,088
Accumulated Amortization:		
Customer relationships	(682)	(90)
Non-compete agreements	(374)	(259)
Completed technology	(205)	—
Backlog	(1,772)	—
Internally developed software	(14,228)	(13,089)
Total accumulated amortization	$ (17,261)	$ (13,438)
Net amortizable assets	26,038	18,650
Total goodwill and intangible assets	**$ 255,636**	**$ 42,725**

(a) As disclosed in the paragraphs preceding this table, a $15 million customer relationship intangible was determined to be impaired in 2006. The Company recorded an $8.2 million impairment charge and changed the asset's designation from indefinite to finite-lived.
(b) Internally developed software is contained in Other Assets in the Company's Consolidated Balance Sheets.

Amortizable intangible assets at December 31, 2006, and December 31, 2005, are composed of:

(in thousands)	Customer Relationships (a)	Non-Compete Agreements	Completed Technology	Backlog	Internally Developed Software
Balance at 12/31/04	**$ 15,346**	**$ 317**	**$ —**	**$ —**	**$ 5,097**
Additional amounts acquired	—	—	—	—	233
Dispositions	—	—	—	—	(68)
2005 amortization	(37)	(115)	—	—	(2,123)
Balance at 12/31/05	**$ 15,309**	**$ 202**	**$ —**	**$ —**	**$ 3,139**
Additional amounts acquired	10,800	—	2,600	6,200	90
Intangible impairment charge	(8,200)	—	—	—	—
Dispositions	—	—	—	—	(50)
2006 amortization	(592)	(115)	(205)	(1,772)	(1,368)
Balance at 12/31/06	**$ 17,317**	**$ 87**	**$ 2,395**	**$ 4,428**	**$ 1,811**

(a) As disclosed in the paragraphs preceding this table, a $15 million customer relationship intangible was determined to be impaired in 2006. The Company recorded an $8.2 million impairment charge and changed the asset's designation from indefinite to finite-lived.

Amortization expense in 2004 on intangible assets was $3.1 million, approximately $2.9 million of which was related to amortization of internally developed software.

The weighted-average useful life of the Company's Customer Relationship intangible assets is approximately 15 years.

The weighted-average useful life of the Company's Non-Compete Agreements intangible asset is approximately 4 years.

Completed technology represents proprietary technology acquired in the Company's August 2006 acquisition of CRL Clinical Services. Value was assigned to the completed technology based on the technology directly related to revenue generation or profit enhancement. The value was calculated using an income approach, which assumes that the value of the technology is equivalent to the present value of the future stream of economic benefits that can be derived from its ownership. A useful life of five years for the intangible asset was determined by estimating the remaining useful life of the technology acquired.

Backlog represents backlog acquired in the Company's August 2006 acquisition of CRL Clinical Services. Value was assigned to backlog by evaluating the expected future economic operating income generated by the backlog. The useful life of the backlog of approximately 7 years was determined by evaluating the remaining life of the contracts that compose the backlog acquired.

Internally-developed software is included in other assets within the consolidated financial statements. The Company typically amortizes internally-developed software over a 5 year useful life.

Amortization expense for the next five years relating to these amortizable intangible assets is estimated to be as follows:

(in thousands)	
2007	$5,626
2008	$4,091
2009	$3,125
2010	$2,431
2011	$2,261
Thereafter	$8,504

For further detail regarding the amortizable assets acquired in 2006, see Note 13, Acquisitions.

7. Other Accrued Liabilities

Other accrued liabilities at December 31, 2006, and 2005, consisted of the following:

(in thousands), December 31,	2006	2005
Accrued compensation and related payroll withholdings and taxes	$ 13,177	$ 7,447
Amounts payable - book overdraft	34	89
Other	17,289	7,899
	$ 30,500	$ 15,435

8. Debt

In August 2006, in conjunction with its acquisition of CRL Clinical Services, the Company entered into a new credit agreement (the "Facility").

The Facility is comprised of a $200 million term loan that matures in August 2012 and a $25 million revolving credit loan that expires in August 2011. The Company has the right to request an increase of up to $15.0 million in the revolving loan amount. The Facility is guaranteed by certain of the Company's subsidiaries.

The term loan has mandatory principal payments of $500,000 per quarter beginning with the fourth quarter of 2006. In addition, at the end of each fiscal year commencing with the fiscal year ending December 31, 2007, the Company must prepay 50% of its excess cash flow for the year (as defined in the Facility).

Interest on the term loan is variable based on a LIBOR rate plus an applicable margin. The applicable margin is currently at 2.75% and will vary based on the leverage ratio (as defined in the agreement) of the Company. The interest rate in effect on the term loan for the fourth quarter of 2006 was approximately 8.10%. Within 210 days of the closing of the credit agreement (by March 16, 2007), the Company must enter into a hedge agreement to fix the interest rate on at least 40% of the outstanding amount of the term loan for a minimum of three years. The original agreement mandated that the Company obtain interest rate protection in 120 days, but this date was amended to 210 days. In February 2007, the Company entered into a hedge agreement to fix the interest rate on a portion of the debt via an interest rate swap/collar arrangement. The hedge agreement does not qualify for hedge accounting treatment under SFAS No. 133, and all changes in the fair market value of the hedge will be recorded in the Company's Consolidated Statements of Operations.

Interest on the revolving loan is also based on a LIBOR rate plus an applicable margin.

The Facility contains various affirmative and negative covenants, including financial covenants regarding maximum leverage ratio, minimum interest coverage ratio and limitations on capital expenditures. The Company is in compliance with the financial covenants contained in the Facility as of December 31, 2006.

The Company incurred debt issuance costs of approximately $5.6 million related to the Facility. Debt issuance costs are presented as a component of Other Assets in the Company's Consolidated Balance Sheet and are amortized over the life of the term loan or revolving credit loan.

The Company also maintains an existing $5.0 million Multicurrency Facility that is renewable annually and is used in connection with the Company's European operations.

At December 31, 2006, no amounts were outstanding under the Company's revolving credit loan, $199.5 million was outstanding under the term loan and no amounts were outstanding under the $5.0 million Multicurrency Facility.

With the acquisition of CPR in 2002, the Company entered into a $6.0 million convertible note payable to the shareholders of CPR. The principal balance was convertible at the holders' option into 314,243 shares of the Company's Common Stock at any time through January 29, 2005 (the Maturity Date). If the note had not been converted at the Maturity Date, the Company had the option to extend the Maturity Date of the note for another three years. The note bore interest at an annual rate of 3.80% from January 29, 2002, through the Maturity Date. Interest was payable semi-annually.

In June 2003, the Company and the shareholders of CPR entered into Note Prepayment Agreements. Under the Note Prepayment Agreements, the Company agreed to satisfy its payment obligations under the $6.0 million convertible note by making a series of four payments between June 30, 2003, and January 10, 2005. The four payments were initiated either by the Company through the exercise of a "call" option or by the CPR shareholders through the exercise of a "put" option. Gains resulting from this early extinguishment of debt were recorded in the Company's Consolidated Statements of Operations when payments were made by the Company. In the first quarter of 2005, the Company paid approximately $1.2 million to settle the remaining $1.5 million of the convertible note that was outstanding at December 31, 2004. A gain of $300,000 was recorded in the first quarter of 2005 in the Company's Consolidated Statements of Operations. No amounts remain outstanding under this convertible note at December 31, 2005 or 2006. The total gains resulting from early extinguishment of debt since inception of the Note Prepayment Agreement were approximately $1.5 million.

In conjunction with the lease of a new facility in Durham, North Carolina, in December 2006 the Company entered into a standby Letter of Credit for $565,000 that expires in September of 2007 and will be renewable annually over the life of the lease. The Company is currently paying interest at a rate of 3.00% on the letter of credit. The interest rate will vary based on the Company's leverage ratio as defined in the Facility agreement.

9. Employee Severance and Office Consolidation Costs

In the first quarter of 2004, in order to align its resources to meet customer need and demand projections, the Company implemented a workforce realignment plan that resulted in a pre-tax charge of approximately $254,000 for severance and outplacement benefits. An additional $48,000 in net costs (composed of approximately $80,000 in additional costs offset by a reduction to the liability of approximately $32,000) was incurred in the second quarter of 2004 related to this plan. The workforce realignment plan affected approximately 3 percent of the Company's North American workforce. Payments in 2004 totaled $302,000 and no amounts remained accrued at December 31, 2004.

In 2005, the Company recorded an additional $70,000 in costs related to on-going arbitration proceedings for an individual whose position was eliminated as a result of a realignment plan announced in August 2003. Payments in 2005 totaled $85,000 and no amounts remained accrued at December 31, 2005. Costs related to this program are reflected in the line item titled "Severance and Office Consolidation Costs" in the Company's Consolidated Statements of Operations.

(in thousands)	Employee Severance	Other	Total
Liability at December 31, 2004	$ 15	—	$ 15
Amounts accrued	70	—	70
Amounts paid	(85)	—	(85)
Non-cash charge	—	—	—
Adjustment to liability	—	—	—
Liability at December 31, 2005	$ —	$ —	$ —
Amounts accrued	—	—	—
Amounts paid	—	—	—
Non-cash charge	—	—	—
Adjustment to liability	—	—	—
Liability at December 31, 2006	**$ —**	**$ —**	**$ —**

10. Employee Benefit Plans

401(k) Plan

The Company maintains a 401(k) retirement plan covering substantially all U.S. associates who have completed at least six months of service and meet minimum age requirements. The Company makes a matching contribution of 50% of each participant's contribution of up to 6% of salary. The Company's matching contributions to this plan totaled approximately $1,375,000, $1,005,000 and $1,042,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan (the Purchase Plan) that is intended to provide eligible employees an opportunity to acquire the Company's Common Stock. Participating employees have the option to purchase shares at 85% of the lower of the fair market value of the Common Stock on the first or last day of the Purchase Period. The Purchase Period is defined as the twelve-month period beginning on July 1 of each year. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended. The Board of Directors has reserved 500,000 shares of Common Stock for issuance under the Purchase Plan. During 2006, 2005 and 2004, respectively, 28,226, 111,000 and 103,693 shares were purchased under the Purchase Plan. As of December 2005, the Plan was discontinued.

Stock Option and Stock Incentive Plan

In 1997, the Company established the 1997 Stock Option and Stock Incentive Plan (including amendments, the 1997 Plan) that provides for the issuance of up to 1,000,000 shares of the Company's Common Stock, including both incentive and non-qualified stock options, restricted and unrestricted shares and stock appreciation rights. In April 2000, shareholders approved an amendment to the 1997 Plan increasing the number of shares that can be issued to 3,000,000. Participation in the 1997 Plan is at the discretion of the Board of Directors' Management Development and Compensation Committee. Prior to August 2002, the 1997 Plan was administered by the Board of Director's Compensation Subcommittee. The exercise price of incentive stock options granted under the 1997 Plan must be no less than the fair market value of the Common Stock, as determined under the 1997 Plan provisions, at the date the option is granted (110% of fair market value for shareholders owning more than 10% of the Company's Common Stock). The exercise price of non-qualified stock options must be no less than 95% of the fair market value of the Common Stock at the date the option is granted. The vesting provisions of the options granted under the 1997 Plan are determined at the discretion of the Management Development and Compensation Committee. The options generally expire either 90 days after termination of employment or, if earlier, ten years after date of grant. No options under this 1997 plan can be granted after August 2007. A total of 46,000 stock options were granted during 2006.

Restricted stock also may be granted pursuant to the 1997 Plan. Restricted shares typically vest ratably over a three-year period, with shares restricted from transfer until vesting. In 2006, the Company granted 250 shares of restricted stock. If a participant ceases to be an eligible employee prior to the lapsing of transfer restrictions, such shares return to the Company without consideration. Unrestricted stock may also be granted to key employees under the 1997 Plan. Unrestricted shares vest immediately. The Company granted 10,700 shares of Common Stock in the first quarter of 2006. No additional shares of unrestricted stock were granted in 2006.

The Company has reserved 3,000,000 shares of Common Stock for the 1997 Plan, of which 1,216,975 are available for grant at December 31, 2006.

The 1997 Plan replaced a similar plan under which 556 options were outstanding at December 31, 2006.

Aggregate stock option activity during 2006, 2005 and 2004 was as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value ($ in thousands)
Options outsanding at 12/31/03	2,061,636	$ 11.26		
Granted	289,000	6.80		
Canceled	(313,070)	13.39		
Exercised	(60,526)	1.71		
Options outstanding at 12/31/04	1,977,040	10.54		
Granted	51,500	11.80		
Canceled	(197,583)	10.57		
Exercised	(715,628)	10.52		
Options outstanding at 12/31/05	1,115,329	10.60		
Granted	46,000	32.66		
Canceled	(77,649)	8.89		
Exercised	(286,083)	12.32		
Options outstanding at 12/31/06	797,597	$ 11.55	6.0	$ 9,215
Exercisable at 12/31/06	533,177	$ 12.99	5.6	$ 6,925

The intrinsic value of options exercised was approximately $5.7 million in 2006, $8.1 million in 2005 and $422,000 in 2004.

At December 31, 2005, the aggregate intrinsic value of options outstanding was $11.9 million and the aggregate intrinsic value of options exercisable was $8.5 million. Intrinsic value for stock options is calculated based on the difference between the exercise price of the underlying awards and the quoted price of the Company's Common Stock as of the reporting date.

Options Outstanding

Range of Exercise Price	Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.91 - $3.39	556	0.04	$ 2.01
$3.40 - $6.77	165,690	6.59	5.51
$6.78 - $10.16	349,595	6.20	8.23
$10.17 - $13.55	85,200	6.32	11.52
$13.56 - $16.94	17,760	0.77	14.43
$16.95 - $20.32	56,816	4.59	18.76
$20.33 - $23.71	73,880	3.85	21.20
$23.72 - $27.10	2,100	1.38	25.48
$27.11 - $30.48	14,000	9.98	30.06
$30.49 - $33.87	32,000	9.36	33.80
	797,597	**6.02**	**$ 11.55**

Options Exercisable

Range of Exercise Price	Exercisable at December 31, 2006	Weighted Average Exercise Price
$0.91 - $3.39	556	$ 2.01
$3.40 - $6.77	71,670	5.40
$6.78 - $10.16	208,795	8.38
$10.17 - $13.55	71,600	11.58
$13.56 - $16.94	17,760	14.43
$16.95 - $20.32	56,816	18.76
$20.33 - $23.71	73,880	21.20
$23.72 - $27.10	2,100	25.48
$27.11 - $30.48	—	—
$30.49 - $33.87	30,000	33.87
	533,177	**$ 12.99**

At December 31, 2005, 652,570 options were exercisable with a weighted-average exercise price of $12.95. At December 31, 2004, 1,071,338 options were exercisable with a weighted-average exercise price of $11.36.

The Company has granted awards of restricted shares to certain executives pursuant to the 1997 Plan. Such shares generally vest ratably over a three-year period, with shares restricted from transfer until vesting. If a participant ceases to be an eligible employee prior to the lapsing of transfer restrictions, such shares return to the Company without consideration.

A summary of restricted stock activity is as follows:

Restricted Stock

	Shares
Outsanding at 12/31/03	**10,667**
Granted	18,000
Vested	(5,334)
Canceled	—
Outstanding at 12/31/04	**23,333**
Granted	—
Vested	(11,333)
Canceled	—
Outstanding at 12/31/05	**12,000**
Granted	250
Vested	(6,000)
Canceled	—
Outstanding at 12/31/06	**6,250**

The weighted-average per share fair value of restricted shares vested was $7.00 in 2004, $7.69 in 2005 and $8.30 in 2006. The weighted-average per share fair value of restricted shares granted was $8.30 in 2004 and $24.47 in 2006.

11. Commitments and Contingencies

Leases

The Company leases facilities, office equipment and computers under agreements that are classified as either capital or operating leases. The leases have initial terms that range from two to seven years, with eight facility leases that have provisions to extend the leases for an additional three to five years. Future minimum payments, by year and in the aggregate, under non-cancelable capital and operating leases with initial or remaining terms of one year or more, are as follows at December 31, 2006:

(in thousands)	Capital Leases	Operating Leases
2007	$ 219	$ 14,370
2008	208	12,640
2009	142	9,629
2010	45	7,534
2011	35	4,815
thereafter	—	10,959
Total minimum lease payments	$ 649	$ 59,947
Amounts representing interest	(50)	
Present value of net minimum lease payments	599	
Current portion	195	
Obligations under capital leases, less current portion	$ 404	

Rental expense under operating leases for 2006, 2005 and 2004 was $10.1 million, $7.6 million and $7.0, million, respectively.

Protective Compensation and Benefit Agreements

The Company has entered into Protective Compensation and Benefit Agreements with certain associates, including all Executive Officers of the Company. These Agreements, subject to annual review by the Company's Board of Directors, expire on the last day of the fiscal year, and are automatically extended in one-year increments unless canceled by the Company. These Agreements provide for specified benefits in the event of a change in control, as defined in the Agreements. At December 31, 2006, the maximum amount which could be required to be paid under these Agreements, if such events occur, is approximately $8.5 million.

Legal Proceedings

In the normal course of business, the Company is a party to various claims and legal proceedings. The Company records a reserve for these matters when an adverse outcome is probable and the amount of the potential liability is reasonably estimable. Although the ultimate outcome of these matters is currently not determinable, management of the Company, after consultation with legal counsel, does not believe that the resolution of these matters will have a material effect upon the Company's financial condition, results of operations or cash flows for an interim or annual period.

Anti-takeover Provisions

The Company has adopted a shareholder rights plan that may have anti-takeover effects which will make an acquisition of the Company by another company more difficult. The Company's shareholder rights plan provides that, in the event any person or entity acquires 15% or more of the Company's outstanding Common Stock, shareholders of the Company will be entitled to purchase shares of Common Stock, or in certain instances shares of the acquirer, at a discounted price. The rights are intended to discourage a significant share acquisition, merger or tender offer involving the Company's Common Stock by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on a takeover attempt that a shareholder might consider to be in its best interests.

12. Income Taxes

The provision for income taxes for the years ended December 31, 2006, 2005 and 2004, is as follows:

(in thousands)	2006	2005	2004
Current:			
Federal	$ 2,131	$ 1,149	$ (708)
State and local	314	(20)	(639)
Foreign	6,012	4,207	2,925
Subtotal	8,457	5,336	1,578
Deferred:			
Federal	(4,252)	(95)	395
State and local	(336)	2,081	(114)
Foreign	621	(570)	233
Subtotal	(3,967)	1,416	514
Benefit applied to reduce goodwill	353	389	389
Total provision	$ 4,843	$ 7,141	$ 2,481

The sources of income (loss) before income taxes are presented as follows:

(in thousands)	2006	2005	2004
United States	$ (7,062)	$ 6,055	$ (529)
Foreign	20,435	11,760	6,582
Income before income taxes	**$ 13,373**	**$ 17,815**	**$ 6,053**

The Company's consolidated effective income tax rate differed from the U.S. federal statutory income tax rate of 35% as set forth below:

	2006	2005	2004
Income tax expense at the U.S. federal statutory rate	35.0%	35.0%	35.0%
Effects of foreign taxes, net of foreign tax credits and deductions	(6.5)	2.2	13.9
State and local income taxes, net of federal benefit	0.1	7.8	(7.6)
Dutch operating loss carryforward-reversal of valuation allowance	—	(4.6)	—
Effects of repatriated foreign dividend	6.9	—	—
Other	0.7	(0.3)	(0.3)
Total	36.2%	40.1%	41.0%

A provision has not been made for U.S. or additional foreign taxes on the undistributed portion of earnings of foreign subsidiaries as those earnings have been permanently reinvested. The undistributed earnings of foreign subsidiaries approximate $18.5 million. Although the Company considers earnings of its foreign subsidiaries to be permanently reinvested, in 2006 earnings of $23.0 million net of taxes paid to the foreign jurisdiction were distributed in connection with a tax restructuring plan.

Components of the Company's net deferred tax asset and liability included in the consolidated balance sheet at December 31, 2006, and 2005 are as follows:

(In thousands)	2006	2005
Deferred tax assets:		
Compensation and employee benefits	$ 1,634	$ 294
Accrued expenses and other future deductible items	4,667	920
Foreign operating loss carryforward	14,050	3,819
State and local operating loss carryforward	1,055	781
Federal operating loss carryforward	—	639
Tax benefit of unrealized losses	—	23
Contributions carryforward	—	96
Capital loss carryforward	716	728
Foreign tax credit carryforward	2,402	47
Intangible assets	—	3,697
Unrealized foreign exchange losses	650	68
Depreciation and software costs	1,233	—
Stock option expense	357	—
Accounting method differences	925	317
Total deferred tax assets	**27,689**	**11,429**
Deferred tax liabilities:		
Depreciation and software costs	—	1,312
Intangible assets	1,800	—
Deferred state income taxes	101	191
Total deferred tax liability	**1,901**	**1,503**
Valuation allowance	**18,118**	**4,548**
Total net deferred tax (asset)/liability	**$ (7,670)**	**$ (5,378)**

The current deferred tax assets of approximately $5.2 million at December 31, 2006 and $3.6 million at December 31, 2005 are reflected in Other Current Assets in the Company's Consolidated Balance Sheet. The current deferred tax liabilities of approximately $760,000 at December 31, 2006 and $484,000 at December 31, 2005 are reflected in Other Accrued Liabilities in the Company's Consolidated Balance Sheet.

The deferred tax asset for state and local operating loss carryforward of $1,055,000 relates to amounts that expire at various times from 2007 to 2027. The amount that will expire in 2007 is $2,000. A valuation allowance has been established for $233,000 of this tax asset based upon an assessment that it is more likely than not that realization cannot be assured in certain tax jurisdictions.

The Company has foreign operating loss carryforwards of $1.6 million with a recognized tax benefit of $417,000. Of this benefit, $13,000 will expire in 2011 and $404,000 can be carried forward indefinitely.

The Company has foreign operating loss carryforwards of $45.7 million with a tax benefit of $13.6 million for which a valuation allowance has been established based upon an assessment that it is more likely than not that realization cannot be assured. The ultimate realization of this tax benefit is dependent upon the generation of sufficient operating income in the respective tax jurisdictions. Of this benefit, $600,000 will expire at various times from 2008 to 2017 and $13.0 million can be carried forward indefinitely.

The Company has capital loss carryforwards of $2.0 million with a tax benefit of $716,000 for which a valuation allowance has been established based upon an assessment that it is more likely than not that realization cannot be assured. Of this tax benefit, $3,000 will expire in 2007, $708,000 will expire in 2008 and $5,000 will expire in 2010. The ultimate realization of this tax benefit is dependent upon the generation of sufficient capital gains within the carryforward periods.

The Company has foreign tax credit carryforwards with a tax benefit of $43,000 for which a valuation allowance has been established based upon an assessment that it is more likely than not that realization cannot be assured. This benefit can be carried forward indefinitely.

A valuation allowance has been established for other deferred tax assets of $3.5 million related to operations in foreign tax jurisdictions based upon an assessment that it is more likely than not that realization cannot be assured.

Yearly activity related to the Company's valuation allowance is as follows:

	2006	2005	2004
Beginning balance	$ 4,548	$ 7,014	$ 5,865
Additions charged to expense	1,357	399	1,591
Additions attributable to acquisitions	12,739	—	—
Reductions from utilization and reassessments	(526)	(2,865)	(442)
Ending balance	$ 18,118	$ 4,548	$ 7,014

Income tax benefits related to stock option exercises and the employee stock purchase plan were $1.2 million, $2.0 million and $208,000 for 2006, 2005 and 2004, respectively, and have been shown as increases to additional paid-in capital.

The income tax costs (benefits) related to unrealized gains and losses in other comprehensive income components of shareholders' equity were $0 in 2006, $(23,000) in 2005 and $(34,000) in 2004.

13. Acquisitions

Details pertaining to Company's acquisitions in 2006 are listed below. The acquisitions have been accounted for using the purchase method of accounting.

2006

Acquisition of International Clinical Research Limited and related companies

In April 2006, the Company completed its acquisition of Latin America CRO International Clinical Research Limited (IC-Research) and its related companies. IC-Research is a leading CRO in Latin America with operations in Argentina, Brazil, Chile and Colombia. The acquisition supports the Company's goal of strategic business expansion and diversification in high-growth regions to deliver global clinical trials for its customers. IC-Research is part of the Company's Late Stage segment.

The acquisition closed in April 2006. The aggregate purchase price was approximately $951,000 in cash, including acquisition costs. In addition, there is an earnout provision, with a maximum additional amount to be paid of $260,000 as well as an additional contingent payment of $100,000.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. A third party was used to assist the Company in valuing the intangible asset. The allocation of the purchase price is preliminary and subject to finalization of asset and liability amounts, including the contingent payments referenced above.

Purchase Price Allocation

(in thousands)	
Current assets	$ 170
Property, plant and equipment	9
Customer relationship intangible asset	500
Goodwill	322
Total assets acquired	1,001
Current liabilities	(50)
Net assets acquired	**$ 951**

Acquisition of Phase II-IV Clinical Services Business of Charles River Laboratories International, Inc.:

In August 2006, the Company completed its acquisition of 100% of the capital stock of Inveresk Research Inc., a Delaware corporation ("Inveresk"); Charles River Laboratories Clinical Services GmbH, a German limited liability company ("CRL Germany"); and Charles River Laboratories Clinical Services SRO ("CRL Czech Republic"), (Inveresk, CRL Germany and CRL Czech Republic, together with their respective subsidiaries, "CRL Clinical Services"). The acquisition supports the Company's goal of strategic business expansion and diversification in high-growth regions to deliver global clinical trials for its customers. CRL Clinical Services is part of the Company's Late Stage segment.

The acquisition closed in August 2006. The Company purchased CRL Clinical Services for $215.0 million in cash plus a preliminary working capital adjustment of $14.7 million in accordance with the terms and conditions of the Stock Purchase Agreement, as amended. In addition, the Company incurred $6.2 million in acquisition costs. The acquisition was financed with $200 million in debt and $35.9 million (inclusive of acquisition costs) of the Company's existing cash and proceeds from available-for-sale securities. The Company capitalized $5.6 million of costs related to the debt issuance.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. A third party was used to assist the Company in valuing the intangible asset. The allocation of the purchase price is preliminary and subject to finalization of asset and liability amounts, primarily related to the resolution of accrual estimates that were part of the assets acquired and liabilities assumed by the Company.

Preliminary Purchase Price Allocation

(in thousands)		
Accounts receivable	$	23,221
Other current assets		16,463
Property, plant and equipment		4,784
Other long-term assets		2,851
Customer relationship intangible asset		10,300
Completed technology intangible asset		2,600
Backlog intangible asset		6,200
Goodwill		204,413
Total assets acquired		270,832
Advanced billings		(10,264)
Other current liabilities		(11,737)
Other long-term liabilities		(12,920)
Total liabilities assumed		(34,921)
Net assets acquired	**$**	**235,911**

For the acquisitions discussed above, results of operations are included in the Company's Consolidated Statements of Operations from the date of acquisition.

The following unaudited pro forma results of operations assume the acquisitions of International Clinical Research Limited and CRL Clinical Services occurred at the beginning of 2006 and 2005:

(in thousands, except per share data)		2006		2005
Net service revenues	$	350,781	$	313,926
Net income		2,158		8,246
Net income per diluted share	$	0.15	$	0.58
Weighted average shares		14,762		14,120

The pro forma adjustments represent management's best estimates based on information available at the time the pro forma information was prepared and may differ from the adjustments that may actually have been required. Accordingly, the pro forma financial information should not be relied upon as being indicative of the historical results that would have been realized had the acquisition occurred as of the dates indicated or that may be achieved in the future.

14. Investments

The Company has a 50%-owned joint venture investment in Beijing KendleWits Medical Consulting Co., Ltd. (KendleWits), a company located in China. This investment is accounted for under the equity method. To date, the Company has contributed approximately $750,000 for the capitalization of KendleWits. In the second quarter of 2003, the Company determined that its investment in KendleWits was permanently impaired and as a result recorded a $405,000 non-cash charge to reduce the carrying value of its investment to zero. Future capital investment needs will be dependent upon the on-going capitalization needs of KendleWits and the Company's willingness to provide additional capital. The Company is not obligated to make any additional investment in KendleWits and currently has no plans to do so.

15. Related Party Transactions

The Company made payments in 2006 totaling approximately $25,000 to a construction company owned by a relative of the Company's primary shareholder, for construction and renovations at various Company locations. No such payments were made in 2004 or 2005.

The Company made payments in 2006 totaling approximately $4,000 to a law firm owned by the son of the Company's primary shareholder, for professional services. No such payments were made in 2004 or 2005.

16. Segment Information

In the first quarter of 2006, the Company reorganized its business into two reportable segments, Early Stage and Late Stage. The reorganization was made to move the Company's two Early stage units under a single leadership team and the segment reporting reflects the way in which management and the Company's chief operating decision maker reviews the results of the business. The Early Stage business currently focuses on the Company's Phase I operations, while Late Stage is comprised of contract services related to Phase II through IV clinical trials, regulatory affairs and biometrics offerings. Support and Other consists of unallocated corporate expenses, primarily information technology, marketing and communications, human resources, finance and legal. Previously the Company had been managed in one reportable segment. The changes represent only reclassifications between segments and do not change the Company's consolidated net service revenues, operating income, identifiable assets, capital expenditures and depreciation expense as reported in previous quarterly and annual filings. All operating segment information from prior periods presented in this document has been restated to reflect the segment reclassification.

(in thousands)	Early Stage	Late Stage	Support & Other	Total
Twelve months ended December 31, 2006				
Net service revenues	$ 23,328	$ 254,954	$ 5,189	$ 283,471
Reimbursable out-of-pocket revenues	—	$ 90,465	—	$ 90,465
Total revenues	**$ 23,328**	**$ 345,419**	**$ 5,189**	**$ 373,936**
Operating Income (loss)	$ (2,476)	$ 65,846	$ (43,360)	$ 20,010
Total assets	$ 31,992	$ 370,527	$ 52,553 (a)	$ 455,072
Twelve months ended December 31, 2005				
Net service revenues	$ 23,999	$ 174,622	$ 3,411	$ 202,032
Reimbursable out-of-pocket revenues	—	$ 48,607	—	$ 48,607
Total revenues	**$ 23,999**	**$ 223,229**	**$ 3,411**	**$ 250,639**
Operating income (loss)	$ 7,648	$ 37,021	$ (27,426)	$ 17,243
Total assets	$ 30,825	$ 94,156	$ 59,778 (a)	$ 184,759
Twelve months ended December 31, 2004				
Net service revenues	$ 18,157	$ 151,070	$ 3,661	$ 172,888
Reimbursable out-of-pocket revenues	—	$ 42,980	—	$ 42,980
Total revenues	**$ 18,157**	**$ 194,050**	**$ 3,661**	**$ 215,868**
Operating Income (loss)	$ 5,183	$ 25,578	$ (24,056)	$ 6,705
Total assets	$ 30,873	$ 90,141	$ 41,666 (a)	$ 162,680

(a) Primarily comprised of cash, marketable securities and tax-related assets.

Financial information by geographic area is as follows:

(in thousands)	2006	2005	2004
Net service revenues			
United States	$ 155,469	$ 110,456	$ 96,796
Non-North America	128,002	91,576	76,092
	$ 283,471	$ 202,032	$ 172,888
Identifiable assets			
United States	$ 261,585	$ 134,759	$ 113,566
Non-North America	193,487	50,000	49,114
	$ 455,072	$ 184,759	$ 162,680

Net revenues from sponsors that accounted for more than 10% of the Company's consolidated net revenues for 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Sponsor A	12%	15%	20%

Sponsor A accounted for approximately 7%, 5% and 13% of the Company's consolidated accounts receivable at December 31, 2006; December 31, 2005; and December 31, 2004; respectively.

17. Quarterly Financial Data (unaudited)

Earnings per basic share as presented on the 2006 and 2005 income statements do not equal the sum of earnings per share for each quarter presented below due to rounding differences in each quarter.

(in thousands, except per share data) Quarter	First	Second	Third	Fourth
2006				
Net service revenues	$ 59,753	$ 62,086	$ 75,236	$ 86,396
Gross profit	28,929	28,131	34,295	39,290
* Income (loss) from operations	7,278	6,396	8,093	(1,757)
* Net income (loss)	4,899	4,289	3,997	(4,655)
* Net income (loss) per diluted share	0.33	0.29	0.27	(0.32)
* Net income (loss) per basic share	0.35	0.30	0.28	(0.32)
2005				
Net service revenues	$ 47,687	$ 49,965	$ 51,581	$ 52,799
Gross profit	21,961	22,813	24,130	24,546
Income from operations	2,849	3,652	5,541	5,201
Net income	2,145	1,442	3,394	3,693
Net income per diluted share	0.16	0.10	0.24	0.25
Net income per basic share	0.16	0.11	0.25	0.26

(*) The net loss from operations in the fourth quarter of 2006 includes an $8.2 million impairment charge on a customer relationship intangible asset acquired in the company's acquisition of CPR in 2002.

Stock Information

Shares of common stock of Kendle are listed on the Nasdaq Global Select Market® under the symbol KNDL. The number of holders of record of Kendle common stock was 150 as of March 1, 2007. This total excludes shares held under beneficial ownership in nominee name or within clearinghouse portions of brokerage firms and banks. The company has not paid dividends on its common stock since its inception.

Annual Meeting

The Annual Meeting of Shareholders will be held Thursday, May 10, 2007, at 9:30 a.m. Eastern Time, in the Green Room of the Aronoff Center for the Arts, 650 Walnut Street, Cincinnati, Ohio 45202.

Market Price for Common Stock

2006 Quarters Ended	High	Low
March 31	$34.94	$21.40
June 30	$41.11	$29.11
September 30	$37.34	$21.34
December 31	$36.44	$29.25

2005 Quarters Ended	High	Low
March 31	$13.20	$7.30
June 30	$16.53	$10.20
September 30	$28.63	$13.65
December 31	$29.50	$22.25

Performance Graph

The following graph compares the five-year cumulative total shareholder returns of the Company's Common Stock with The NASDAQ Composite Index and The NASDAQ Health Services Index.


Comparison of Five Year Cumulative Total Return*
Among Kendle International Inc., the NASDAQ Composite Index
and the NASDAQ Health Services Index
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/01
12/02
12/03
12/04
12/05
12/06
Kendle International Inc.
NASDAQ Composite
NASDAQ Health Services
* This graph assumes that a $100 investment was made on December 31, 2001, and the reinvestment of all dividends.

Dollar Value of $100 Investment at December 31

	12/01	12/02	12/03	12/04	12/05	12/06
Kendle International Inc.	100.00	43.66	31.45	43.65	127.68	156.00
NASDAQ Composite	100.00	71.97	107.18	117.07	120.50	137.02
NASDAQ Health Services	100.00	85.52	118.76	149.32	164.82	164.88

Financial Reports

Copies of the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, as well as other investor materials, are available at www.kendle.com or upon request from:

Investor Relations
Kendle
Attn: Patricia S. Frank
1200 Carew Tower
441 Vine Street
Cincinnati, OH 45202

Transfer Agent & Registrar

LaSalle Bank NA
135 S. LaSalle Street
Suite 1960
Chicago, IL 60603
Attn: Ms Arlene Kaminski
800 246 5761, option #2

Registered Public Accounting Firm

Deloitte & Touche LLP
Cincinnati, Ohio

Outside Legal Counsel

Keating, Muething & Klekamp P.L.L.
Cincinnati, Ohio

Real people. Real results.®

Kendle

END

IR-03-07-004

Corporate Headquarters
1200 Carew Tower
441 Vine Street
Cincinnati
OH 45202

Email: info@kendle.com
www.kendle.com

